Exhibit 99.1

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Ceridian HCM Holding Inc.:
Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting
We have audited the accompanying consolidated balance sheets of Ceridian HCM Holding Inc. and subsidiaries (the Company) as of December 31, 2019 and 2018, the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019 based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
Change in Accounting Principle
As discussed in Note 2 to the consolidated financial statements, the Company has changed its method of accounting for leases in 2019 due to the adoption of FASB Accounting Standard Codification (Topic 842) Leases.

Basis for Opinions
The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.
Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Evaluation of the realizability of deferred tax assets
As discussed in Note 16 to the consolidated financial statements, as of December 31, 2019, the Company had gross deferred tax assets of $124.6 million. The Company records a valuation allowance for the portion of the deferred tax assets that are not expected to be realized. Based on an analysis of future taxable income, the Company reduced the valuation allowance and an income tax benefit of $62.6 million was recognized in the consolidated statement of operations for the year ended December 31, 2019.
We identified the evaluation of the realizability of the deferred tax assets as a critical audit matter. Subjective and complex auditor judgment was required in assessing forecasted future taxable income, including the impact of changes in the Company’s debt and equity structure.
The primary procedures we performed to address this critical audit matter included the following. We tested certain internal controls over the Company’s evaluation of the recoverability of gross deferred tax assets, including controls related to management’s analysis of forecasted future taxable income, including management’s evaluation of the impact of changes in the Company’s debt and equity structure. We compared the Company’s projected taxable income to actual historical results, evaluated management’s consideration of changes in the Company’s debt and equity structure, and evaluated the sensitivity of projected taxable income to the recoverability of the gross deferred tax assets. We involved income tax professionals with specialized skills and knowledge, who assisted in assessing the Company’s evaluation of the realizability of deferred tax assets.

Assessment of the stand-alone selling price of the cloud professional services
As discussed in Notes 2 and 13 to the consolidated financial statements, the Company recognized $142 million of cloud professional services revenue for the year ended December 31, 2019. The related contract assets were $43.2 million as of December 31, 2019. The Company’s cloud service arrangements include professional services revenue for the implementation of new customers or customer migrations, followed by access to the Company’s hosted payroll processing solution. Revenue recognized for the professional services and payroll processing performance obligations is based on an allocation of the total transaction price to each performance obligation using their respective stand-alone selling prices. This results in revenue being recognized in an amount that exceeds the amount the Company is contractually allowed to bill their customer, which results in the recognition of a contract asset. The determination of the stand-alone selling price for the performance obligations requires the Company to make assumptions based on market conditions and observable inputs, as well as an estimate of the total professional service hours expected to be incurred in connection with the implementation.
We identified the assessment of the Company’s estimation of the total hours expected to be incurred when determining the stand-alone selling price of the cloud professional services performance obligation for implementation as a critical audit matter. The testing of the professional services hours assumption required a higher degree of auditor subjectivity as the assumption is internally-developed and there is no observable market information.
The primary procedures we performed to address this critical audit matter included the following. We tested certain internal controls over the Company’s process for estimating the total expected hours to be incurred in determining the estimated selling price of the cloud professional services performance obligation, as well as internal controls related to the ongoing monitoring and accounting for changes to the total estimated professional services hours during the implementation phase. We evaluated the Company’s ability to accurately estimate the total hours expected to be incurred for the professional services performance obligation by comparing the estimated hours to the actual hours incurred for a sample of contracts. We performed inquiries with the project managers regarding the estimation of the total hours to be incurred for a sample of contracts, and compared the project managers’ estimates to the Company’s revenue model used to determine the estimated selling price of the cloud professional services performance obligation for implementation.

/s/ KPMG LLP
We have served as the Company’s auditor since 1958.
Minneapolis, Minnesota
February 28, 2020

Ceridian HCM Holding Inc.
Consolidated Balance Sheets
(Dollars in millions, except share data)

	December 31,
	2019	2018
ASSETS
Current assets:
Cash and equivalents	$281.3	$217.8
Trade and other receivables, net	80.4	63.9
Prepaid expenses and other current assets	57.9	48.9
Total current assets before customer trust funds	419.6	330.6
Customer trust funds	3,204.1	2,603.5
Total current assets	3,623.7	2,934.1
Right of use lease asset	32.0	—
Property, plant, and equipment, net	128.3	104.4
Goodwill	1,973.5	1,927.4
Other intangible assets, net	177.9	187.5
Other assets	150.3	94.4
Total assets	$6,085.7	$5,247.8
LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	$10.8	$6.8
Current portion of long-term lease liabilities	8.8	—
Accounts payable	43.2	41.5
Deferred revenue	25.5	23.2
Employee compensation and benefits	75.9	54.5
Other accrued expenses	13.9	23.9
Total current liabilities before customer trust funds obligations	178.1	149.9
Customer trust funds obligations	3,193.6	2,619.7
Total current liabilities	3,371.7	2,769.6
Long-term debt, less current portion	666.3	663.5
Employee benefit plans	117.2	153.3
Long-term lease liabilities, less current portion	30.1	—
Other liabilities	18.1	45.9
Total liabilities	4,203.4	3,632.3
Commitments and contingencies (Note 18)
Stockholders’ equity:
Common stock, $0.01 par, 500,000,000 shares authorized, 144,386,618 and 139,453,710 shares issued and outstanding as of December 31, 2019, and 2018, respectively	1.4	1.4
Additional paid in capital	2,449.1	2,325.6
Accumulated deficit	(229.8)	(335.6)
Accumulated other comprehensive loss	(338.4)	(375.9)
Total stockholders’ equity	1,882.3	1,615.5
Total liabilities and equity	$6,085.7	$5,247.8

See accompanying notes to consolidated financial statements.

Ceridian HCM Holding Inc.
Consolidated Statements of Operations
(Dollars in millions, except share and per share data)

	Year Ended December 31,
	2019	2018	2017
Revenue:
Recurring services	$680.1	$625.0	$573.9
Professional services and other	144.0	115.7	102.3
Total revenue	824.1	740.7	676.2
Cost of revenue:
Recurring services	201.8	200.3	196.8
Professional services and other	149.8	132.2	135.0
Product development and management	67.9	59.0	43.6
Depreciation and amortization	36.4	34.3	31.3
Total cost of revenue	455.9	425.8	406.7
Gross profit	368.2	314.9	269.5
Selling, general and administrative	295.9	258.8	214.1
Operating profit	72.3	56.1	55.4
Interest expense, net	32.4	83.2	87.1
Other expense (income), net	5.6	(0.2)	8.8
Income (loss) from continuing operations before income taxes	34.3	(26.9)	(40.5)
Income tax (benefit) expense	(44.4)	8.4	(48.5)
Income (loss) from continuing operations	78.7	(35.3)	8.0
Loss from discontinued operations	—	(25.8)	(6.0)
Net income (loss)	78.7	(61.1)	2.0
Net loss attributable to noncontrolling interest	—	(0.5)	(1.3)
Net income (loss) attributable to Ceridian	$78.7	$(60.6)	$3.3
Net income (loss) per share attributable to Ceridian:
Basic	$0.55	$(0.60)	$(0.26)
Diluted	$0.53	$(0.60)	$(0.26)
Weighted-average shares outstanding:
Basic	142,049,112	114,049,682	65,204,960
Diluted	148,756,592	114,049,682	65,204,960

See accompanying notes to consolidated financial statements.

Ceridian HCM Holding Inc.
Consolidated Statements of Comprehensive Income (Loss)
(Dollars in millions)

	Year Ended December 31,
	2019	2018	2017
Net income (loss)	$78.7	$(61.1)	$2.0
Items of other comprehensive income (loss) before income taxes:
Change in foreign currency translation adjustment	29.1	(48.7)	40.6
Change in unrealized gain from invested customer trust funds	37.7	(10.5)	(17.3)
Change in pension liability adjustment (1)	9.8	(7.6)	13.8
Other comprehensive income (loss) before income taxes	76.6	(66.8)	37.1
Income tax expense (benefit), net	12.0	(1.2)	(3.6)
Other comprehensive income (loss) after income taxes	64.6	(65.6)	40.7
Comprehensive income (loss)	143.3	(126.7)	42.7
Comprehensive loss attributable to noncontrolling interest	—	(0.5)	(0.9)
Comprehensive income (loss) attributable to Ceridian	$143.3	$(126.2)	$43.6

(1)
The amount of the pension liability adjustment recognized in the Consolidated Statements of Operations within other expense (income), net was $10.1 million, $11.7 million, and $10.1 million during the years ended December 31, 2019, 2018, and 2017, respectively.

See accompanying notes to consolidated financial statements.

Ceridian HCM Holding Inc.
Consolidated Statements of Stockholders’ Equity
(Dollars in millions, except share data)

	Senior Preferred Stock		Junior Preferred Stock		Common Stock		Additional Paid In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Receivable from Stockholder	Total Stockholders Equity	Non-controlling Interest	Total Equity
	Shares	$	Shares	$	Shares	$
Balance as of December 31, 2016	16,802,144	$164.3	58,244,308	$0.6	65,001,037	$0.7	$1,546.8	$(250.1)	$(351.5)	$(75.2)	$1,035.8	$38.7	$1,074.5
Net loss	—	—	—	—	—	—	—	3.3	—	—	3.3	(1.3)	2.0
Issuance of common stock	—	—	—	—	183,425	—	3.2	—	—	—	3.2	—	3.2
Issuance of common stock under share-based compensation plans	—	—	—	—	729,404	—	—	—	—	—	—	—	—
Share repurchase	—	—	—	—	(627,904)	—	(1.8)	—	—	—	(1.8)	—	(1.8)
Payment for Issuance of Senior Preferred Stock	—	—	—	—	—	—	—	—	—	75.2	75.2	—	75.2
Senior preferred dividends declared	—	20.5	—	—	—	—	—	(20.5)	—	—	—	—	—
Share-based compensation	—	—	—	—	—	—	17.2	—	—	—	17.2	—	17.2
Foreign currency translation	—	—	—	—	—	—	—	—	40.2	—	40.2	0.4	40.6
Change in unrealized loss, net of tax ($3.6)	—	—	—	—	—	—	—	—	(13.7)	—	(13.7)	—	(13.7)
Change in minimum pension & postretirement liability, net of tax of $0.0	—	—	—	—	—	—	—	—	13.8	—	13.8	—	13.8
Balance as of December 31, 2017	16,802,144	$184.8	58,244,308	$0.6	65,285,962	$0.7	$1,565.4	$(267.3)	$(311.0)	$—	$1,173.2	$37.8	$1,211.0
Net loss	—	—	—	—	—	—	—	(60.6)	—	—	(60.6)	(0.5)	(61.1)
Issuance of common stock	—	—	—	—	28,695,455	0.3	594.7	—	—	—	595.0	—	595.0
Issuance of common stock under share-based compensation plans	—	—	—	—	3,225,643	—	45.0	—	—	—	45.0	—	45.0
Senior preferred dividends declared	—	7.7	—	—	—	—	—	(7.7)	—	—	—	—	—
Conversion of senior and junior preferred shares	(16,802,144)	(192.5)	(58,244,308)	(0.6)	42,246,650	0.4	192.7	—	—	—	—	—	—
LifeWorks Disposition	—	—	—	—	—	—	(95.7)	—	0.7	—	(95.0)	(37.3)	(132.3)
Share-based compensation	—	—	—	—	—	—	23.5	—	—	—	23.5	—	23.5
Foreign currency translation	—	—	—	—	—	—	—	—	(48.7)	—	(48.7)	—	(48.7)
Change in unrealized loss, net of tax ($1.2)	—	—	—	—	—	—	—	—	(9.3)	—	(9.3)	—	(9.3)
Change in minimum pension & postretirement liability, net of tax of $0.0	—	—	—	—	—	—	—	—	(7.6)	—	(7.6)	—	(7.6)
Balance as of December 31, 2018	—	$—	—	$—	139,453,710	$1.4	$2,325.6	$(335.6)	$(375.9)	$—	$1,615.5	$—	$1,615.5
Cumulative-effect adjustments to accumulated deficit related to the adoptions of ASU 2018-02 (Please refer to Note 2)	—	—	—	—	—	—	—	27.1	(27.1)	—	—	—	—
Net income	—	—	—	—	—	—	—	78.7	—	—	78.7	—	78.7
Issuance of common stock under share-based compensation plans	—	—	—	—	4,932,908	—	87.0	—	—	—	87.0	—	87.0
Share-based compensation	—	—	—	—	—	—	36.5	—	—	—	36.5	—	36.5
Foreign currency translation	—	—	—	—	—	—	—	—	29.1	—	29.1	—	29.1
Change in unrealized loss, net of tax $9.6	—	—	—	—	—	—	—	—	28.1	—	28.1	—	28.1
Change in minimum pension & postretirement liability, net of tax of $2.4	—	—	—	—	—	—	—	—	7.4	—	7.4	—	7.4
Balance as of December 31, 2019	—	$—	—	$—	144,386,618	$1.4	$2,449.1	$(229.8)	$(338.4)	$—	$1,882.3	$—	$1,882.3
See accompanying notes to consolidated financial statements.

Ceridian HCM Holding Inc.
Consolidated Statements of Cash Flows
(Dollars in millions)

	Year Ended December 31,
	2019	2018	2017
Net income (loss)	$78.7	$(61.1)	$2.0
Loss from discontinued operations	—	25.8	6.0
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Deferred income tax benefit	(69.4)	(16.1)	(61.2)
Depreciation and amortization	57.1	56.6	53.8
Amortization of debt issuance costs and debt discount	1.2	2.1	3.7
Loss on debt extinguishment	—	25.7	—
Net periodic pension and postretirement cost	5.2	2.7	1.5
Provision for doubtful accounts	3.2	0.7	0.2
Share-based compensation	36.5	23.2	16.1
Other	(0.4)	(0.4)	(0.7)
Changes in operating assets and liabilities excluding effects of acquisitions and divestitures:
Trade and other receivables	(16.4)	(3.6)	5.7
Prepaid expenses and other current assets	(8.0)	0.6	(6.3)
Accounts payable and other accrued expenses	3.8	(6.4)	0.1
Deferred revenue	0.8	7.0	4.5
Employee compensation and benefits	(11.1)	(22.1)	(26.1)
Accrued interest	—	(15.7)	(4.8)
Accrued taxes	(11.1)	8.4	(6.7)
Other assets and liabilities	(19.5)	(16.7)	(17.2)
Net cash provided by (used in) operating activities-continuing operations	50.6	10.7	(29.4)
Net cash used in operating activities-discontinued operations	—	(1.2)	(10.4)
Net cash provided by (used in) operating activities	50.6	9.5	(39.8)
Cash Flows from Investing Activities
Purchase of customer trust funds marketable securities	(408.4)	(855.2)	(598.5)
Proceeds from sale and maturity of customer trust funds marketable securities	374.5	844.3	610.2
Expenditures for property, plant, and equipment	(16.3)	(8.0)	(17.5)
Expenditures for software and technology	(38.9)	(32.2)	(33.1)
Acquisition costs, net of cash acquired	(30.2)	—	—
Net proceeds from divestitures	—	—	(0.5)
Net cash used in investing activities-continuing operations	(119.3)	(51.1)	(39.4)
Net cash used in investing activities-discontinued operations	—	—	(0.2)
Net cash used in investing activities	(119.3)	(51.1)	(39.6)
Cash Flows from Financing Activities
Increase (decrease) in customer trust funds obligations, net	529.9	(1,415.1)	356.1
Net proceeds from issuance of stock	—	595.0	78.4
Repayment of long-term debt obligations	(7.2)	(1,134.0)	(25.9)
Proceeds from issuance of common stock under share-based compensation plans	87.0	45.8	—
Repurchase of stock	—	—	(1.8)
Proceeds from debt issuance	—	680.0	—
Payment of debt refinancing costs	—	(23.3)	—
Net cash provided by (used in) financing activities	609.7	(1,251.6)	406.8
Effect of Exchange Rate Changes on Cash	11.3	(12.8)	11.0
Net increase (decrease) in cash and equivalents	552.3	(1,306.0)	338.4
Elimination of cash from discontinued operations	—	0.5	5.2
Cash, restricted cash, and equivalents at beginning of year	1,106.3	2,411.8	2,068.2
Cash, restricted cash, and equivalents at end of year	$1,658.6	$1,106.3	$2,411.8
Reconciliation of cash, restricted cash, and equivalents to the consolidated balance sheets
Cash and equivalents	$281.3	$217.8	$94.2
Restricted cash and equivalents included in customer trust funds	$1,377.3	$888.5	$2,317.6
Total cash, restricted cash, and equivalents	$1,658.6	$1,106.3	$2,411.8
Supplemental Cash Flow Information:
Cash paid for interest	$37.4	$74.5	$89.7
Cash paid for income taxes	$36.2	$21.1	$21.3
Cash received from income tax refunds	$0.3	$4.4	$1.9
See accompanying notes to consolidated financial statements.

Ceridian HCM Holding Inc.
Notes to Consolidated Financial Statements

1. Organization
Ceridian HCM Holding Inc. and its subsidiaries (also referred to in this report as “Ceridian,” “we,” “our,” and “us”) offer a broad range of services and software designed to help employers more effectively manage employment processes, such as payroll, payroll-related tax filing, human resource information systems, employee self-service, time and labor management, and recruitment and applicant screening. Our technology-based services are typically provided through long-term customer relationships that result in a high level of recurring revenue. Our operations are primarily located in the United States and Canada.
On April 30, 2018, we completed our initial public offering (“IPO”), in which we issued and sold 21,000,000 shares of common stock at a public offering price of $22.00 per share. We granted the underwriters a 30-day option to purchase an additional 3,150,000 shares of common stock at the offering price, which was exercised in full. A total of 24,150,000 shares of common stock were issued in our IPO. Concurrently with our IPO, we issued an additional 4,545,455 shares of our common stock in a private placement at $22.00 per share. We received gross proceeds of $631.3 million from the IPO and concurrent private placement before deducting underwriting discounts, commissions, and other offering related expenses.
The use of the proceeds from the IPO were as follows (Dollars in millions):

Gross proceeds	$631.3
Less:
Underwriters' discount and commissions	29.2
IPO-related expenses	11.8
Redemption of 11% Senior Notes due 2021 (Note 10)	475.0
Call premium on redemption of 11% Senior Notes due 2021	13.1
Interest on redemption of 11% Senior Notes due 2021	10.9
Sponsor management fee	11.3
Debt refinancing expenses	11.4
Cash to balance sheet	$68.6

Since our IPO, we have completed multiple secondary offerings, in which certain of our stockholders (the “Selling Stockholders”) have sold common stock in underwritten public offerings. All proceeds from the sale of this common stock went to the Selling Stockholders. Our secondary offerings were as follows:

•	12,650,000 shares of common stock sold at a public offering price of $36.00 per share on November 16, 2018

•
14,222,142 shares of common stock sold at a public offering price of $50.50 per share on March 22, 2019 (including 1,222,142 shares purchased pursuant to the underwriters’ option to purchase additional shares on April 3, 2019)

•	8,000,000 shares of common stock sold at a public offering price of $50.50 per share on May 23, 2019

•	10,000,000 shares of common stock sold at a public offering price of $49.75 per share on August 8, 2019

•	9,000,000 shares of common stock sold at a public offering price of $56.30 per share on September 6, 2019

•	10,000,000 shares of common stock sold at a public offering price of $53.08 per share on November 15, 2019
We incurred $2.9 million and $1.3 million of expenses related to our secondary offerings during the years ended December 31, 2019, and 2018, respectively. Expenses associated with our secondary offerings are recorded within selling, general, and administrative expense in our consolidated statements of operations.

2. Summary of Significant Accounting Policies
Basis of Presentation
The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). The accompanying consolidated financial statements include the operations and accounts of Ceridian and all subsidiaries, as well as any variable interest entity (“VIE”) in which we have controlling financial interest. All intercompany balances and transactions have been eliminated from our consolidated financial statements.
We consolidate the grantor trusts that hold funds provided by our payroll and tax filing customers pending remittance to employees of those customers or tax authorities in the United States and Canada, although Ceridian does not own the grantor trusts. Under consolidation accounting, the enterprise with a controlling financial interest consolidates a VIE. A controlling financial interest in an entity is determined through analysis that identifies the primary beneficiary which has (1) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (2) the obligation to absorb losses of the entity that could potentially be significant to the VIE or the right to receive benefits from the entity that could potentially be significant to the VIE. In addition, ongoing reassessments must be performed to confirm whether an enterprise is the primary beneficiary of a VIE. The grantor trusts are VIEs, and we are deemed to have a controlling financial interest as the primary beneficiary. Please refer to Note 6, “Customer Trust Funds,” for further information on our accounting for these funds.
Use of Estimates
The preparation of consolidated financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of our financial statements and our reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates that could significantly affect our results of operations or financial condition include the assignment of fair values to goodwill and other intangible assets and testing for impairment; the testing of impairment of long-lived assets; the determination of our liability for pensions and postretirement benefits; the determination of fair value of stock options granted; and the resolution of tax matters and legal contingencies. Further discussion on these estimates can be found in related disclosures elsewhere in our notes to the consolidated financial statements.
Reclassifications
Certain prior year amounts have been reclassified to conform to the current year presentation.
Cash and Equivalents
As of December 31, 2019, and 2018, cash and equivalents were comprised of cash held in bank accounts and investments with an original maturity of three months or less.
Concentrations
Cash deposits of client and corporate funds are maintained primarily in large credit-worthy financial institutions in the countries in which we operate. These deposits may exceed the amount of any deposit insurance that may be available through government agencies. All deliverable securities are held in custody with large credit-worthy financial institutions, which bear the risk of custodial loss. Non-deliverable securities, primarily money market securities, are held in custody by large, credit-worthy broker-dealers and financial institutions.
Trade and Other Receivables, Net
Trade and other receivables balances are presented on the consolidated balance sheets net of the allowance for doubtful accounts of $2.4 million and $1.3 million and the reserve for sales adjustments of $3.7 million and $3.8 million as of December 31, 2019, and 2018, respectively. We experience credit losses on accounts receivable and, accordingly, must make estimates related to the ultimate collection of the receivables. Specifically, management analyzes accounts receivable, historical bad debt experience, customer concentrations, customer creditworthiness, and current economic trends when evaluating the adequacy of the allowance for doubtful accounts. We estimate the reserve for sales adjustment based on historical sales adjustment experience. We write off accounts receivable when we determine that the accounts are uncollectible, generally upon customer bankruptcy or the customer’s nonresponse to continued collection efforts.

Property, Plant, and Equipment, Net
Our property, plant, and equipment assets are stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the shorter of the remaining lease term or estimated useful life of the related assets, which are generally as follows:

Buildings	40 years
Building improvements	5 years
Machinery and equipment	4-6 years
Computer equipment	3-4 years

Repairs and maintenance costs are expensed as incurred. We capitalized interest of $0.8 million and $0.5 million in property, plant, and equipment, net during the years ended December 31, 2019, and 2018, respectively. Property, plant, and equipment assets are assessed for impairment as described under the heading “Impairment of Long-Lived Assets” below.
Assignment of Fair Values Upon Acquisition of Goodwill and Other Intangible Assets
In the event of a business combination where we are the acquiring party, we are required to assign fair values to all identifiable assets and liabilities acquired, including intangible assets, such as customer lists, identifiable intangible trade names, technology, and non-compete agreements. We are also required to determine the useful life for definite-lived identifiable intangible assets acquired. These determinations require significant judgments, estimates, and assumptions; and, when appropriate, we utilize the assistance of third-party valuation consultants. The remainder of the purchase price of the acquired business not assigned to identifiable assets or liabilities is then recorded as goodwill.
Goodwill and Intangible Assets
Goodwill, which represents the excess purchase price over the fair value of net assets of businesses acquired, is assigned to reporting units based on the benefits derived from the acquisition. Goodwill and indefinite-lived intangibles are not amortized against earnings, but instead are subject to impairment review on at least an annual basis. We perform our annual assessment of goodwill and indefinite-lived intangible balances as of October 1 of each year. There was no indication of impairment at October 1, 2019.
We assess goodwill impairment risk by first performing a qualitative review of entity-specific, industry, market, and general economic factors for each reporting unit. If the qualitative assessment indicates it is more likely than not the fair value of a reporting unit is less than the carrying amount, we apply a quantitative test. The quantitative test compares the reporting unit’s estimated fair value with its carrying amount. In estimating fair value of our reporting units, we use a combination of the income approach and the market-based approach. A number of significant assumptions and estimates are involved in determining the current fair value of the reporting units, including operating cash flows, markets and market share, sales volumes and prices, and working capital changes. We consider historical experience and all available information at the time the fair values of our reporting units are estimated. However, fair values that could be realized in an actual transaction may differ from those used to evaluate the goodwill for impairment. The evaluation of impairment involves comparing the current fair value of the reporting unit to the carrying amount. To the extent that the carrying amount of goodwill of the reporting unit exceeds the fair value of the reporting unit, an impairment loss is recognized.
Intangible assets represent amounts assigned to specifically identifiable intangible assets at the time of an acquisition. Definite-lived assets are amortized on a straight-line basis generally over the following periods:

Customer lists and relationships	5-15 years
Trade name	3 years
Technology	3-4 years

Indefinite-lived intangible assets, which consist of trade names, are tested for impairment on an annual basis, or more frequently if certain events or circumstances occur that could indicate impairment. When evaluating whether the indefinite-lived intangible assets are impaired, we first perform a qualitative review. If the qualitative assessment indicates it is more likely than not the fair value of an indefinite-lived intangible asset is less than the carrying amount, a quantitative test is applied and, the carrying amount is compared to its estimated fair value. The estimate of fair value is based on a relief from royalty method which calculates the cost savings associated with owning rather than licensing the trade name. An estimated royalty rate is applied to forecasted revenue and the resulting cash flows are discounted. Definite-lived assets are assessed for impairment as described under the heading “Impairment of Long-Lived Assets” below.
Internally Developed Software Costs
In accordance with Accounting Standards Codification (“ASC”) Topic 350, we capitalize costs associated with software developed or obtained for internal use when both the preliminary project stage is completed and our management has authorized further funding for the project, which it deems probable of completion. Capitalized software costs include only: (1) external direct costs of materials and services consumed in developing or obtaining the software; (2) payroll and payroll-related costs for employees who are directly associated with and who devote time to the project; and (3) interest costs incurred while developing the software. Capitalization of these costs ceases no later than the point at which the project is substantially complete and ready for its intended purpose. We do not include general and administrative costs and overhead costs in capitalizable costs. Research and development costs, product management, and other software maintenance costs related to software development are expensed as incurred.
We had capitalized software costs, net of accumulated amortization, of $70.4 million and $61.9 million as of December 31, 2019, and 2018, respectively, included in property, plant, and equipment, net in the accompanying consolidated balance sheets. We amortize software costs on a straight-line basis over the expected life of the software, generally a range of two to seven years. Amortization of software costs totaled $28.3 million, $26.2 million, and $23.6 million for the years ended December 31, 2019, 2018, and 2017, respectively.
Impairment of Long-Lived Assets
Long-lived assets, such as property, plant, and equipment, net, capitalized software, net, and definite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Recoverability of asset groups to be held and used is measured by a comparison of the carrying amount of an asset group to the estimated undiscounted future cash flows expected to be generated by the asset group. If the carrying amount of an asset group exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset group exceeds the fair value of the asset group.
Deferred Costs
Deferred costs primarily consist of deferred sales commissions. Sales commissions paid based on the annual contract value of a signed customer contract are considered incremental and recoverable costs of obtaining a contract with a customer. Sales commission paid based on the annual contract value are deferred and then amortized on a straight-line basis over a period of benefit that we have determined to be five years.
Deferred costs included within Other assets on our consolidated balance sheets were $106.4 million and $83.5 million as of December 31, 2019, and 2018, respectively. Amortization expense for the deferred costs was $32.2 million, $26.2 million, and $21.2 million for the years ended December 31, 2019, 2018, and 2017, respectively.
Revenue Recognition
The core principle of ASC Topic 606 is that revenue is recognized upon transfer of control of promised products or services to customers in an amount that reflects the consideration we expect to receive in exchange for those products or services. In accordance with ASC Topic 606, we perform the following steps to determine revenue to be recognized:

1)	Identify the contract(s) with a customer;

2)	Identify the performance obligations in the contract;

3)	Determine the transaction price;

4)	Allocate the transaction price to the performance obligations in the contract; and

5)	Recognize revenue when (or as) we satisfy a performance obligation.
The significant majority of our two major revenue sources (recurring and professional services and other) are derived from contracts with customers. Recurring revenues are primarily related to our cloud subscription performance obligations. Professional services and other revenues are primarily related to professional services for our cloud customers (including implementation services to activate new accounts, as well as post-go live professional services typically billed on a time and materials basis) and, to a much lesser extent, fees for other non-recurring services, including sales of time clocks and certain client reimbursable out-of-pocket expenses. Fees charged to cloud subscription performance obligations are generally priced either on a per-employee, per-month (“PEPM”) basis for a given month or on a per-employee, per-process basis for a given process, both based on usage; and fees charged for professional services are typically priced on a fixed fee basis for activating new accounts and on a time and materials basis for post go-live professional services.
Our recurring cloud subscription performance obligations are generally priced based on the number of active customer employees, as of the signing of the contract, at the contract PEPM rate over the initial contract term. Our professional services are generally based on a fixed fee charged to our customers for activating new accounts and on a time and materials basis for post go-live professional services. There is typically no variable consideration related to our recurring cloud subscriptions or our activation services, nor do they include a significant financing component, non-cash consideration, or consideration payable to a customer. Our recurring cloud subscriptions are typically billed one month in advance while our professional services are billed over the implementation period for activation of new accounts and as work is performed for post go-live professional services.
Our cloud services arrangements include multiple performance obligations, and transaction price allocations are based on the stand-alone selling price ("SSP") for each performance obligation. Our contract renewal rates serve as an observable input to establish SSP for our recurring cloud subscription performance obligations. The SSP for professional services performance obligations is estimated based on market conditions and observable inputs, including rates charged by third parties to perform implementation services.
For our performance obligations, the consideration allocated to cloud subscription revenues is recognized as recurring revenues, typically commencing with the date the customer processes their first live payroll using the solution (referred to as the "go-live" date). The consideration allocated to professional services to activate a new account is recognized as professional services revenues based on the proportion of total work performed, using reasonably dependable estimates (in relation to progression through the implementation phase), by solution
Recurring Services Revenues
Revenues are presented within the consolidated statements of operations in two categories: recurring services and professional services and other. Recurring services revenues consist of monthly fees that we charge for our Cloud and Bureau solutions. For our Dayforce solutions, we primarily charge monthly recurring fees on a per employee, per month (“PEPM”) basis, generally one-month in advance of service, based on the number and type of solutions provided to the customer and the number of employees at the customer. We charge Powerpay customers monthly recurring fees on a per-employee, per-process basis. For our Bureau solutions, we typically charge monthly recurring fees on a per-process basis. The typical recurring services customer contract has an initial term of three years. The initial recurring services contracts have general acceptance criteria that consist of the completion of user acceptance testing. Any credits related to service level commitments are recognized as incurred, as service level failures are not anticipated at contract signing. Should a customer cancel the initial contract, an early termination fee may be applicable, and revenue is recognized upon collection. We also generate recurring services revenue from investment income on our Cloud and Bureau customer funds held in trust before such funds are remitted to taxing authorities, customer employees, or other third parties. We refer to this investment income as float revenue. Please refer to Note 13, “Revenue,” for a full description of our sources of revenue.
Professional Services and Other Revenues
Professional services and other revenues consist primarily of charges relating to the work performed to assist customers with the planning, design, and implementation of their solutions. Also included in professional services are any related training services, post-implementation professional services, and purchased time clocks. We also generate professional services and other revenues from custom professional services and consulting services that we provide and for certain third-party services that we arrange for our Bureau customers. Professional services revenue is primarily recognized as hours are incurred.
Costs and Expenses
Cost of Revenue
Cost of revenue consists of costs to deliver our revenue-producing services. Most of these costs are recognized as incurred, that is, as we become obligated to pay for them. Some costs of revenue are recognized in the period that a service is sold and delivered. Other costs of revenue are recognized over the period of use or in proportion to the related revenue.
The costs recognized as incurred consist primarily of customer service staff costs, customer technical support costs, implementation personnel costs, costs of hosting applications, consulting and purchased services, delivery services, and royalties. The costs of revenue recognized over the period of use are depreciation and amortization, rentals of facilities and equipment, and direct and incremental costs associated with deferred implementation service revenue.
Cost of recurring services revenues primarily consists of costs to provide maintenance and technical support to our customers, and the costs of hosting our applications. The cost of recurring services revenues includes compensation and other employee-related expenses for data center staff, payments to outside service providers, data center, and networking expenses.
Cost of professional services and other revenues primarily consists of costs to provide implementation consulting services and training to our customers, as well as the cost of time clocks. Costs to provide implementation consulting services include compensation and other employee-related expenses for professional services staff, costs of subcontractors, and travel.
Product development and management expense includes costs related to software development activities that do not qualify for capitalization, such as development, quality assurance, testing of new technologies, and enhancements to our existing solutions that do not result in additional functionality. Product development and management expense also includes costs related to the management of our service offerings. Research and development expense, which is included within product development and management expense, was $34.1 million, $29.6 million, and $19.0 million for the years ended December 31, 2019, 2018, and 2017, respectively.
Depreciation and amortization related to cost of revenue primarily consists of amortization of capitalized software.
Selling, General, and Administrative Expense
Selling expense includes costs related to maintaining a direct marketing infrastructure and sales force and other direct marketing efforts, such as marketing events, advertising, telemarketing, direct mail, and trade shows. Advertising costs are expensed as incurred. Advertising expense was $5.4 million, $5.8 million, and $5.6 million for the years ended December 31, 2019, 2018, and 2017, respectively.
General and administrative expense includes costs that are not directly related to delivery of services, selling efforts, or product development, primarily consisting of corporate-level costs, such as administration, finance, legal, and human resources. Also included in this category are depreciation, and amortization of other intangible assets not reflected in cost of revenue, and the provision for doubtful accounts receivable.
Other Expense (Income), Net
Other expense (income), net includes the results of transactions that are not appropriately classified in another category. These items are primarily foreign currency translation gains and losses resulting mainly from intercompany receivables and payables denominated in currencies other than the subsidiary’s functional currency, net periodic pension costs, environmental reserve charges, and charges related to the impairment of asset values.
Income Taxes
Income taxes have been provided for using the asset and liability method. The asset and liability method requires an asset and liability based approach in accounting for income taxes. Deferred tax assets and liabilities are recorded for temporary differences between the financial reporting basis and the tax basis of assets and liabilities as adjusted for the expected benefits of utilizing net operating loss carryforwards. The impact on deferred taxes of changes in tax rates and laws, if any, applied to the years during which temporary differences are expected to be settled, is reflected in the consolidated financial statements in the period of enactment.
We classify interest and penalties related to income taxes as a component of income tax expense (benefit).
Fair Value of Financial Instruments
The carrying amounts of cash and equivalents, trade and other receivables, net, customer trust funds obligations, customer advance payments, and accounts payable approximate fair value because of the short-term nature of these items.

Share-Based Compensation
Our employees participate in share-based compensation plans. Under the fair value recognition provisions of share-based compensation accounting, we measure share-based compensation cost at the grant date based on the fair value of the award and recognize the compensation expense over the requisite service period, which is the period during which an employee is required to provide services in exchange for the award.
We use the Black-Scholes standard option pricing model (“Black-Scholes model”) to determine the fair value of stock awards with term-based vesting conditions. The determination of the fair value of the awards on the date of grant using the Black-Scholes model is affected by the value of our common stock as well as other inputs and assumptions described below. Prior to our IPO, the value of our common stock was determined by the Board of Directors with assistance from a third-party valuation expert.
If factors change and we employ different assumptions for estimating share-based compensation expense in future periods or if we adopt a different valuation model, future periods may differ significantly from what we have recorded in the current period and could materially affect our operating results.
To determine the fair value of both term- and performance-based stock awards, the risk-free interest rate used was based on the implied yield currently available on U.S. Treasury zero coupon issues with remaining term equal to the contractual term of the performance-based options and the expected term of the term-based awards. Given our limited history as a public company, the estimated volatility of our common stock is based on volatility data for selected comparable public companies over the expected term of our stock awards. Because we do not anticipate paying any cash dividends in the foreseeable future, we use an expected dividend yield of zero. The amount of share-based compensation expense we recognize during a period is based on the portion of the awards that are ultimately expected to vest.
We estimate option forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. We analyze historical data to estimate pre-vesting forfeitures and record share-based compensation expense for those awards expected to vest. We recognize term-based stock compensation expense using the straight-line method.
Pension and Other Postretirement Benefits Liability
We present information about our pension and postretirement benefit plans in Note 11 to our consolidated financial statements, “Employee Benefit Plans.” Liabilities and expenses for pensions and other postretirement benefits are determined with the assistance of third-party actuaries, using actuarial methodologies and incorporating significant assumptions, including the rate used to discount the future estimated liability, the long-term rate of return on plan assets, and several assumptions relating to the employee workforce (medical costs, retirement age, and mortality). The discount rate assumption utilizes a full yield curve approach by applying the specific spot rates along the yield curve used in the determination of the benefit obligation to the relevant projected cash flows. The impact of a change in the discount rate of 25 basis points would be approximately $13 million on the liabilities and $0.1 million on pre-tax earnings in the following year. The long-term rate of return is estimated by considering historical returns and expected returns on current and projected asset allocations and is generally applied to a five-year average market value of assets. A change in the assumption for the long-term rate of return on plan assets of 25 basis points would impact pre-tax earnings by approximately $1 million. At December 31, 2018, we updated our mortality assumptions utilizing an improvement scale issued by the Society of Actuaries in October 2018, which resulted in a $1.5 million reduction in the projected benefit obligation. At December 31, 2019, we updated our mortality assumptions utilizing a new base mortality table and improvement scale issued by the Society of Actuaries in October 2019, which resulted in a $8.5 million reduction in the projected benefit obligation.
Foreign Currency Translation
We have international operations whereby the local currencies serve as functional currencies. We translate foreign currency denominated assets and liabilities at the end-of-period exchange rates and foreign currency denominated statements of operations at the weighted-average exchange rates for each period. We report the effect of changes in the U.S. dollar carrying values of assets and liabilities of our international subsidiaries that are due to changes in exchange rates between the U.S. dollar and the subsidiaries’ functional currency as foreign currency translation within accumulated other comprehensive income (loss) in the accompanying consolidated statements of stockholders’ equity and comprehensive income (loss). Gains and losses from transactions and translation of assets and liabilities denominated in currencies other than the functional currency of the subsidiaries are recorded in the consolidated statements of operations within other expense (income), net.

Recently Issued and Adopted Accounting Pronouncements
In February 2016, the FASB issued ASU No. 2016-02, “Leases,” which was intended to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and by disclosing key information about leasing arrangements. This standard requires balance sheet recognition for both financing leases and operating leases. In July 2018, the FASB issued ASU No. 2018-11 “Leases (Topic 842): Targeted Improvement,” which allowed an additional (and optional) transition method to adopt the new lease requirements. We have adopted ASU No. 2016-02 and ASU No. 2018-11 as of January 1, 2019. Please refer to Note 17, “Leases,” for additional information about our leasing arrangements.
In February 2018, the FASB issued ASU No. 2018-02, “Income Statement-Reporting Comprehensive Income,” in response to a narrow-scope financial reporting issue that arose as a consequence of the Tax Cuts and Jobs Act of 2017 (the “Tax Act”). The amendment in this update allows entities to reclassify from accumulated other comprehensive income to retained earnings, the impact of the reduced federal statutory tax rate for corporations included in the Tax Act. We have adopted this guidance as of January 1, 2019, resulting in an increase in accumulated other comprehensive loss of $27.1 million, and a decrease in accumulated deficit for the same amount on our consolidated balance sheets. As of January 1, 2019, we have changed our policy for releasing income tax effects from accumulated other comprehensive loss to comply with this guidance, which is considered a change in accounting principle.
In August 2018, the FASB issued ASU No. 2018-14, “Disclosure Framework-Changes to the Disclosure Requirements for Defined Benefit Plans,” which modifies the disclosure requirements for employers that sponsor defined benefit pension or other postretirement plans. This update removes disclosures that are no longer considered cost beneficial, adds disclosures identified as relevant, and clarifies certain specific requirements of disclosures to improve the effectiveness of disclosures in the notes to financial statements. The amendments in this update are effective for public business entities for fiscal years ending after December 15, 2020. Early adoption is permitted. The amendments in this update should be applied on a retrospective basis to all periods presented. We are currently evaluating the impact of the adoption of this standard.
3. Discontinued Operations
The following dispositions represented strategic shifts in our overall business and had a significant impact on the consolidated financial statement results. Therefore, they have been presented as discontinued operations in our consolidated financial statements and accompanying notes for all periods presented.
Life Works Disposition
In the second quarter of 2018, contemporaneously with our IPO and concurrent private placement, we distributed our controlling financial interest in LifeWorks to our stockholders of record prior to the IPO on a pro rata basis in accordance with their pro rata interest in us (the “LifeWorks Disposition”). Ceridian’s net book value related to LifeWorks of $95.7 million was recorded as a distribution through additional paid in capital within our consolidated balance sheet during the second quarter of 2018. During the year ended December 31, 2018, there was a loss attributable to the noncontrolling interest of $0.5 million.
The amounts in the table below reflect the operating results of LifeWorks reported as discontinued operations, as well as supplemental disclosures of the discontinued operations

	Year Ended December 31,
	2018	2017
	(Dollars in millions)
Net revenues	$28.3	$79.9
Loss from operations before income taxes	(0.9)	(0.4)
Income tax expense	(24.9)	(4.9)
Loss from discontinued operations, net of income taxes	$(25.8)	$(5.3)
Depreciation and amortization	$1.4	$4.1

Sale of UK Business
On June 15, 2016, we completed the stock sale of our United Kingdom and Ireland businesses, along with the portion of our Mauritius operations that supported these businesses (the “UK Business”). For the year ended December 31, 2017, the UK Business had a loss from discontinued operations of $1.0 million.

Sale of Divested Benefits Continuation Businesses
During the third quarter of 2015, we completed two separate transactions that resulted in the sale of our benefits administration and post-employment health insurance portability compliance businesses (the “Divested Benefits Continuation Businesses”). For the year ended December 31, 2017, the Divested Benefits Continuation Businesses had income from discontinued operations, net of income taxes of $0.3 million.
4. Business Combinations
On September 6, 2019, we entered into a purchase agreement with the shareholders of Lusworth Holding Pty Ltd. (“RITEQ”), an Australian-based corporation, to acquire 100% of the issued and outstanding shares of RITEQ for approximately $20.1 million, subject to certain purchase price adjustments. RITEQ is a provider of workforce management solutions and operates within Australia, New Zealand, and the United Kingdom. The share purchase transaction was completed on September 13, 2019.
The financial results of RITEQ have been included within our consolidated financial statements as of the acquisition date. The acquisition of RITEQ was recorded using the acquisition method of accounting and recognized the assets and liabilities assumed at their fair value. As of September 30, 2019, we conducted a preliminary assessment of acquired assets and liabilities related to the acquisition of RITEQ. The allocation of the purchase price to goodwill was completed as of December 31, 2019. The major classes of assets and liabilities to which we allocated the purchase price were as follows:

(Dollars in millions)
Cash and equivalents	$0.7
Trade and other receivables, net	1.3
Goodwill	16.7
Other intangible assets, net	4.8
Other assets	1.0
Accounts payable	(0.6)
Deferred revenue	(1.3)
Employee compensation and benefits	(1.1)
Other liabilities	(1.4)
Total purchase price	$20.1

5. Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). GAAP outlines a valuation framework and creates a fair value hierarchy intended to increase the consistency and comparability of fair value measurements and the related disclosures. Certain assets and liabilities must be measured at fair value, and disclosures are required for items measured at fair value.
We measure our financial instruments using inputs from the following three levels of the fair value hierarchy. The three levels are as follows:
Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities that we have the ability to access at the measurement date.
Level 2 inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (that is, interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data by correlation or other means (market corroborated inputs).
Level 3 inputs include unobservable inputs that reflect our assumptions about the assumptions that market participants would use in pricing the asset or liability. These inputs are developed based on the best information available, including internal data.
Financial Assets and Liabilities Measured at Fair Value on a Recurring Basis
As of December 31, 2019, our financial assets and liabilities measured at fair value on a recurring basis were categorized as follows:

	Total	Level 1	Level 2		Level 3
	(Dollars in millions)
Assets
Available for sale customer trust funds assets	$1,826.8	$—	$1,826.8	(a)	$—
Total assets measured at fair value	$1,826.8	$—	$1,826.8		$—

As of December 31, 2018, our financial assets and liabilities measured at fair value on a recurring basis were categorized as follows:

	Total	Level 1	Level 2		Level 3
	(Dollars in millions)
Assets
Available for sale customer trust funds assets	$1,715.0	$—	$1,715.0	(a)	$—
Total assets measured at fair value	$1,715.0	$—	$1,715.0		$—

(a)	Fair value is based on inputs that are observable for the asset or liability, other than quoted prices.
Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis
During the years ended December 31, 2019, and 2018, we did not re-measure any financial assets or liabilities at fair value on a nonrecurring basis. Assets acquired and liabilities assumed as part of a business combination are measured at fair value. Please refer to Note 4, “Business Combinations,” for additional information on our business combinations and the related non-recurring fair value measurement of the assets acquired and liabilities assumed.
6. Customer Trust Funds
Overview
In connection with our U.S. and Canadian payroll and tax filing services, we collect funds for payment of payroll and taxes; temporarily hold such funds in trust until payment is due; remit the funds to the clients’ employees and appropriate taxing authorities; file federal, state, and local tax returns; and handle related regulatory correspondence and amendments. The assets held in trust are intended for the specific purpose of satisfying client fund obligations and therefore are not freely available for our general business use.

Our customer trust funds are held and invested with the primary objectives being to protect the principal balance and to ensure adequate liquidity to meet cash flow requirements. Accordingly, we maintain on average approximately 47% of customer trust funds in liquidity portfolios with maturities ranging from one to 120 days, consisting of high-quality bank deposits, money market mutual funds, commercial paper, or collateralized short-term investments; and we maintain on average approximately 53% of customer trust funds in fixed income portfolios with maturities ranging from 120 days to 10 years, consisting of U.S. Treasury and agency securities, Canada government and provincial securities, as well as highly rated asset-backed, mortgage-backed, municipal, corporate, and bank securities. To maintain sufficient liquidity in the trust to meet payment obligations, we also have financing arrangements and may pledge fixed income securities for short-term financing.
Financial Statement Presentation
Investment income from invested customer trust funds constitutes a component of our compensation for providing services under agreements with our customers. Investment income from invested customer trust funds included in revenue amounted to $80.2 million, $67.0 million, and $46.5 million for the years ended December 31, 2019, 2018, and 2017, respectively. Investment income includes interest income, realized gains and losses from sales of customer trust funds’ investments, and unrealized credit losses determined to be other-than-temporary.

The amortized cost of customer trust funds as of December 31, 2019, and 2018, is comprised of the original cost of assets acquired. The amortized cost and fair values of investments of customer trust funds available for sale at December 31, 2019, and 2018, were as follows:
Investments of Customer Trust Funds at December 31, 2019

	Amortized	Gross Unrealized		Fair
	Cost	Gain	Loss	Value
	(Dollars in millions)
Money market securities, investments carried at cost and other cash equivalents	$1,348.1	$—	$—	$1,348.1
Available for sale investments:
U.S. government and agency securities	542.4	7.1	(0.3)	549.2
Canadian and provincial government securities	406.7	5.4	(0.7)	411.4
Corporate debt securities	562.2	9.0	(0.3)	570.9
Asset-backed securities	270.0	1.7	(0.3)	271.4
Mortgage-backed securities	19.8	0.2	(0.1)	19.9
Other securities	4.0	—	—	4.0
Total available for sale investments	1,805.1	23.4	(1.7)	1,826.8
Invested customer trust funds	3,153.2	$23.4	$(1.7)	3,174.9
Trust receivables (a)	40.4			29.2
Total customer trust funds	$3,193.6			$3,204.1

(a)
The fair value of trust receivable as of December 31, 2019, includes a loss of $11.2 million related to unrecovered duplicate payments resulting from the September 26, 2019, isolated service incident. Ceridian is liable for these unrecovered duplicate payments and will reimburse the customer trust for the resulting losses. Please refer to Note 18, “Commitments and Contingencies,” for further discussion of the September 26, 2019, isolated service incident.

Investments of Customer Trust Funds at December 31, 2018

	Amortized	Gross Unrealized		Fair
	Cost	Gain	Loss	Value
	(Dollars in millions)
Money market securities, investments carried at cost and other cash equivalents	$876.9	$—	$—	$876.9
Available for sale investments:
U.S. government and agency securities	573.4	0.2	(11.4)	562.2
Canadian and provincial government securities	392.5	3.4	(1.4)	394.5
Corporate debt securities	495.0	0.5	(4.7)	490.8
Asset-backed securities	247.1	0.2	(2.7)	244.6
Mortgage-backed securities	8.5	—	(0.2)	8.3
Other securities	14.7	—	(0.1)	14.6
Total available for sale investments	1,731.2	4.3	(20.5)	1,715.0
Invested customer trust funds	2,608.1	$4.3	$(20.5)	2,591.9
Trust receivables	11.6			11.6
Total customer trust funds	$2,619.7			$2,603.5

The following represents the gross unrealized losses and the related fair value of the investments of customer trust funds available for sale, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2019.

	Less than 12 months		12 months or more		Total
	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value
	(Dollars in millions)
U.S. government and agency securities	$(0.2)	$85.3	$(0.1)	$53.8	$(0.3)	$139.1
Canadian and provincial government securities	(0.7)	126.9	—	—	(0.7)	126.9
Corporate debt securities	(0.2)	52.8	(0.1)	38.7	(0.3)	91.5
Asset-backed securities	(0.3)	81.6	(a)	22.1	(0.3)	103.7
Mortgage-backed securities	(a)	0.7	(0.1)	4.6	(0.1)	5.3
Total available for sale investments	$(1.4)	$347.3	$(0.3)	$119.2	$(1.7)	$466.5

(a)	These investments have been in an unrealized loss position; however, the amount of unrealized loss is less than $0.05 million.
Management does not believe that any individual unrealized loss as of December 31, 2019, represents an other-than-temporary impairment. The unrealized losses are primarily attributable to changes in interest rates and not to credit deterioration. We currently do not intend to sell or expect to be required to sell the securities before the time required to recover the amortized cost.
The amortized cost and fair value of investment securities available for sale at December 31, 2019, by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or to prepay obligations with or without call or prepayment penalties.

	December 31, 2019
	Cost	Fair Value
	(Dollars in millions)
Due in one year or less	$1,666.4	$1,666.7
Due in one to three years	719.7	725.7
Due in three to five years	592.7	603.3
Due after five years	174.4	179.2
Invested customer trust funds	$3,153.2	$3,174.9

7. Trade and Other Receivables, Net
Trade and other receivables, net, consist of the following:

	December 31,
	2019	2018
	(Dollars in millions)
Trade receivables from customers	$75.7	$62.6
Interest receivable from invested customer trust funds	1.3	0.9
Other	9.5	5.5
Total gross receivables	86.5	69.0
Less: reserve for sales adjustments	(3.7)	(3.8)
Less: allowance for doubtful accounts	(2.4)	(1.3)
Trade and other receivables, net	$80.4	$63.9

The activity related to the allowance for doubtful accounts was as follows for each of the periods:

	Year Ended December 31,
	2019	2018	2017
	(Dollars in millions)
Balance at beginning of year	$1.3	$1.3	$1.8
Provision for doubtful accounts	3.2	0.7	0.2
Charge-offs, net of recoveries	(2.1)	(0.7)	(0.7)
Balance at end of year	$2.4	$1.3	$1.3

8. Property, Plant, and Equipment, Net
Property, plant, and equipment, net consist of the following:

	December 31,
	2019	2018
	(Dollars in millions)
Land	$7.5	$7.5
Software	265.0	225.0
Machinery and equipment	116.1	117.5
Buildings and improvements	59.2	40.5
Total property, plant, and equipment	447.8	390.5
Accumulated depreciation	(319.5)	(286.1)
Property, plant, and equipment, net	$128.3	$104.4

Depreciation expense related to property, plant, and equipment, net was $40.9 million, $38.1 million, and $35.3 million for the years ended December 31, 2019, 2018, and 2017, respectively.
9. Goodwill and Intangible Assets
Goodwill
Goodwill and changes therein were as follows for the years ended December 31, 2019, and 2018:

(Dollars in millions)
Balance at December 31, 2017	$1,961.0
Translation	(33.6)
Balance at December 31, 2018	1,927.4
Acquisitions	25.7
Translation	20.4
Balance at December 31, 2019	$1,973.5
Tax-deductible goodwill at December 31, 2019	$19.1

Please refer to Note 4, “Business Combinations,” for further discussion of our RITEQ acquisition.

We perform an impairment assessment of our goodwill balances as of October 1 of each year. Goodwill impairment testing is performed at the reporting unit level, which is the operating segment level or one level below. We performed a qualitative impairment test as of October 1, 2019, and concluded that it is not more likely than not that the fair value of our reporting unit is less than its carrying amount.
Intangible Assets
Other intangible assets consist of the following as of December 31, 2019:

	Gross Carrying Amount	Accumulated Amortization	Net	Estimated Life Range (Years)
	(Dollars in millions)
Customer lists and relationships	$212.5	$(208.2)	$4.3	5-15
Trade name	174.0	(2.1)	171.9	3 and Indefinite
Technology	156.1	(154.4)	1.7	3-4
Total other intangible assets	$542.6	$(364.7)	$177.9

We perform an impairment assessment of our indefinite-lived intangible assets as of October 1 of each year. We performed a qualitative assessment as of October 1, 2019, and concluded that it is not more likely than not that the fair value of our trade name intangible assets with indefinite lives exceeded their respective carrying amounts. We continue to evaluate the use of our trade names and branding in our sales and marketing efforts. If there is a fundamental shift in the method of our branding in the future, we will assess the impact on the carrying amount of our trade name intangible assets to determine whether an impairment exists. If it is determined that an impairment has occurred, a non-cash impairment loss would be recognized during the period in which the decision was made to make the fundamental shift.

Other intangible assets consist of the following as of December 31, 2018:

	Gross Carrying Amount	Accumulated Amortization	Net	Estimated Life Range (Years)
	(Dollar in millions)
Customer lists and relationships	$205.4	$(190.2)	$15.2	5-15
Trade name	173.5	(1.9)	171.6	—
Technology	152.2	(151.5)	0.7	3-4
Total other intangible assets	$531.1	$(343.6)	$187.5

Amortization expense related to definite-lived intangible assets was $16.2 million, $18.5 million, and $18.5 million for the years ended December 31, 2019, 2018, and 2017, respectively. We estimate the future amortization of other intangible assets held at December 31, 2019, will be:

Years Ending December 31,	Amount
(Dollars in millions)
2020	$1.7
2021	1.7
2022	1.1
2023	0.9
2024	$0.6

Long-Lived Assets by Geographic Area
Long-lived assets consist of right of use lease asset, property, plant and equipment, net, goodwill, and other intangible assets, net. Long-lived assets by country consist of the following:

	December 31,
	2019	2018
	(Dollars in millions)
United States	$1,800.5	$1,778.7
Canada	481.2	438.1
Other	30.0	2.5
Total long-lived assets	$2,311.7	$2,219.3

10. Debt
Overview
Set forth below is a description of certain debt facilities for which Ceridian was obligated during the periods covered by these consolidated financial statements. Our debt obligations consist of the following:

	December 31,
	2019	2018
	(Dollars in millions)
Term Debt, interest rate of 4.8% and 5.8% as of December 31, 2019, and 2018, respectively	$671.5	$678.3
Revolving Credit Facility ($300.0 million available capacity as of December 31, 2019, and 2018, less amounts reserved for letters of credit, which were $1.9 million and $2.7 million as of December 31, 2019, and 2018, respectively.)	—	—
Canada Line of Credit (CDN $7.0 million available capacity as of December 31, 2019, and 2018; USD $5.4 million and USD $5.1 million as of December 31, 2019, and 2018, respectively.)	—	—
Financing lease liabilities (Please refer to Note 17)	12.4	—
Total debt	683.9	678.3
Less unamortized discount on Term Debt	1.4	1.7
Less unamortized debt issuance costs on Term Debt	5.4	6.3
Less current portion of long-term debt	10.8	6.8
Long-term debt, less current portion	$666.3	$663.5

Senior Secured Credit Facilities
Principal Amounts and Maturity Dates
On November 14, 2014, the 2014 Senior Secured Credit Facility was put into place, consisting of (i) a $702.0 million term loan debt facility (the “2014 Term Debt”) and (ii) a $130.0 million revolving credit facility (the “2014 Revolving Credit Facility”). As of December 31, 2017, the 2014 Term Debt had a maturity date of September 2020, and the 2014 Revolving Credit Facility had a maturity date of September 2019. The 2014 Term Debt required quarterly principal payments of 0.25% of the original principal amount. Ceridian made a mandatory pre-payment towards the principal balance of the 2014 Term Debt with the proceeds received from the sale of the UK Business during the year ended December 31, 2018, of $0.3 million. This pre-payment was applied against the scheduled quarterly principal payments.
On April 30, 2018, Ceridian completed the refinancing of the remaining debt under the 2014 Senior Secured Credit Facility by entering into a new credit agreement. Pursuant to the terms of the new credit agreement, Ceridian became borrower of (i) a $680.0 million term loan debt facility (the “2018 Term Debt”) and (ii) a $300.0 million revolving credit facility (the “2018 Revolving Credit Facility”) (collectively, the “2018 Senior Secured Credit Facility”). The 2018 Senior Secured Credit Facility is secured by all assets of Ceridian.
In connection with the refinancing of the 2014 Senior Secured Credit Facility, we recognized a loss on debt extinguishment of $7.1 million within interest expense, net on our consolidated statement of operations during the year ended December 31, 2018.
Interest
The effective interest rate on the 2018 Term Debt at December 31, 2019, and 2018, was 4.8% and 5.8%, respectively. The 2018 Term Debt was initially subject to an interest rate of LIBOR plus 3.25%. As a result of a ratings upgrade on March 26, 2019, of our 2018 Senior Secured Credit Facility by Moody’s Investor Service, from B3 to B2, the Company’s floating rate 2018 Term Debt interest rate was reduced from LIBOR plus 3.25% to LIBOR plus 3.00%, so long as the rating is maintained. Accrued interest related to the 2018 Senior Secured Credit Facility was $0.1 million and $0.1 million as of December 31, 2019, and 2018, respectively, and is included within Other accrued expenses in our consolidated balance sheets.

Financing Costs and Issuance Discounts
In connection with the refinancing of the 2014 Senior Secured Credit Facility, we capitalized $3.6 million of additional financing costs and wrote off $0.5 million of existing unamortized deferred financing costs, which was included in the loss on extinguishment of debt. The 2018 Term Debt had associated unamortized deferred financing costs of $6.8 million and $8.0 million at December 31, 2019, and 2018, respectively, which are being amortized at an effective interest rate of 5.3%.
Collateral and Guarantees
The 2018 Senior Secured Credit Facility names Ceridian as the sole borrower and is unconditionally guaranteed by Ceridian’s domestic, wholly-owned financially material restricted subsidiaries, subject to certain customary exceptions. The 2018 Senior Secured Credit Facility is secured by a perfected first priority security interest, subject to certain exceptions (including customer trust funds), in substantially all of Ceridian’s and the subsidiary guarantors’ tangible and intangible assets. The security interest includes a pledge of the capital stock of certain of Ceridian’s direct and indirect material restricted subsidiaries.
Representations, Warranties and Covenants
The documents governing the 2018 Senior Secured Credit Facility contain certain customary representations and warranties. In addition, those documents contain customary covenants restricting Ceridian’s ability and certain of its subsidiaries’ ability to, among other things: incur additional indebtedness, issue disqualified stock and preferred stock; create liens; declare dividends; redeem capital stock; make investments; engage in a materially different line of business; engage in certain mergers, consolidations, acquisitions, asset sales, or other fundamental changes; engage in certain transactions with affiliates; enter into certain restrictive agreements; make prepayments on any subordinated indebtedness; modify junior financing documentation; and make changes to our fiscal year.
The 2018 Senior Secured Credit Facility documents contain a requirement that Ceridian maintain a ratio of adjusted first lien debt to Credit Facility EBITDA below specified levels on a quarterly basis; however, such requirement is applicable only if more than 35% of the 2018 Revolving Credit Facility is drawn. As of December 31, 2019, no portion of the 2018 Revolving Credit Facility was drawn.
Events of Default
Events of default under the 2018 Senior Secured Credit Facility documents include, but are not limited to: failure to pay interest, principal and fees, or other amounts when due; material breach of any representation or warranty; covenant defaults; cross defaults to other material indebtedness; events of bankruptcy, invalidity of security interests; a change of control; material judgments for payment of money; involuntary acceleration of any debt; and other customary events of default. There were no events of default as of December 31, 2019.
Senior Notes
General Description
On October 1, 2013, Ceridian issued the Senior Notes due 2021 in the principal amount of $475.0 million.
Using the net proceeds received from the IPO and concurrent private placement, we satisfied and discharged the indenture governing the Senior Notes on April 30, 2018, and the Senior Notes were redeemed on May 30, 2018. In connection with the redemption of the Senior Notes, we recognized a loss on extinguishment of debt of $18.6 million within interest expense, net on our consolidated statement of operations during the year ended December 31, 2018.
Financing Costs and Issuance Discounts
On May 30, 2018, the redemption date, the Senior Notes had unamortized deferred financing costs of $5.5 million, which were included in the loss on extinguishment of debt.

Other Information Relating to Indebtedness
Future Payments and Maturities of Debt
The future principal payments and maturities of our indebtedness, excluding financing lease obligations, are as follows:

Years Ending December 31,	Amount
(Dollars in millions)
2020	$6.8
2021	6.8
2022	6.8
2023	6.8
2024	6.8
Thereafter	637.5
$671.5

Ceridian may be required to make additional payments on the 2018 Term Debt from various sources, including proceeds of certain indebtedness which may be incurred from time to time, certain asset sales, and a certain percentage of cash flow. There is an excess cash flow calculation associated with the 2018 Term Debt, and based on this calculation, we are not required to make a prepayment on the 2018 Term Debt in 2020.
Fair Value of Debt
Our debt does not trade in active markets. Based on the borrowing rates currently available to us for bank loans with similar terms and average maturities and the limited trades of our debt, the fair value of our indebtedness was estimated to be $675.1 million and $649.5 million as of December 31, 2019, and 2018, respectively.
Other Debt Financing
Ceridian Canada had available a committed bank credit facility that provides up to CDN $7.0 million, for issuance of letters of credit as of December 31, 2019 and 2018. The credit facility is a discretionary line at the option of the bank. The amount of letters of credit outstanding under this facility were CDN $7.0 million (USD $5.4 million) and CDN $7.0 million (USD $5.1 million) at December 31, 2019, and 2018, respectively.
11. Employee Benefit Plans
Ceridian maintains numerous benefit plans for current and former employees. As of December 31, 2019, our current active benefit plans include defined contribution plans for substantially all employees. All defined benefit plans have been frozen.
Defined Contribution Plans
Ceridian maintains defined contribution plans that provide retirement benefits to substantially all of our employees. Contributions are based upon the contractual obligations of each respective plan. We recognized expense of $9.8 million, $8.4 million, and $7.5 million for the years ended December 31, 2019, 2018, and 2017, respectively, related to employer contributions to these plans.
Defined Benefit Plans
Ceridian maintains defined benefit pension plans covering certain of our current and former U.S. employees (the U.S. defined benefit plan and nonqualified defined benefit plan, collectively referred to as our “defined benefit plans”), as well as other postretirement benefit plans for certain U.S. retired employees that include heath care and life insurance benefits.

Pension Benefits
The largest defined benefit pension plan (the “U.S. defined benefit plan”) is a defined benefit plan for certain current and former U.S. employees that closed to new participants on January 2, 1995. In 2007, the U.S. defined benefit plan was amended (1) to exclude from further participation any participant or former participant who was not employed by the Parent or another participating employer on January 1, 2008, (2) to discontinue participant contributions, and (3) to freeze the accrual of additional benefits as of December 31, 2007. The measurement date for pension benefit plans is December 31.
Assets of the U.S. defined benefit plan are held in an irrevocable trust and do not include any Ceridian securities. Benefits under this plan are generally calculated on final or career average earnings and years of participation in the plan. Most participating employees were required to permit salary reduction contributions to the plan on their behalf by the employer as a condition of active participation. Retirees and other former employees are inactive participants in this plan and constitute approximately 99% of the plan participants. This plan is funded in accordance with funding requirements under the Employee Retirement Income Security Act of 1974, based on determinations of a third-party consulting actuary. Investment of the U.S. defined benefit plan assets in Ceridian securities is prohibited by the investment policy. We made contributions amounting to $18.0 million in 2019 to the U.S. defined benefit plan. The required minimum contributions to the U.S. benefit plan are expected to be $17.0 million during 2020.
Ceridian also sponsors a nonqualified supplemental defined benefit plan (the “nonqualified defined benefit plan”), which is unfunded and provides benefits to selected U.S. employees in addition to the U.S. defined benefit plan. We made contributions to the nonqualified defined benefit plan amounting to $1.8 million in 2019 and expect to make contributions of $1.7 million during 2020.
We account for our defined benefit plans using actuarial models. These models use an attribution approach that generally spreads the effect of individual events over the estimated life expectancy of the employees in such plans. These events include plan amendments and changes in actuarial assumptions such as the expected long-term rate of return on plan assets, discount rate related to the benefit obligation, and mortality rates.
One of the principal components of the net periodic pension calculation is the expected long-term rate of return on plan assets. The required use of expected long-term rate of return on plan assets may result in recognized pension income that is greater or less than the actual returns of those plan assets in any given year. Over time, however, the expected long-term returns are designed to approximate the actual long-term returns that contribute to the settlement of the liability. Differences between actual and expected returns are recognized in the net periodic pension calculation over three years. We use long-term historical actual return information, the mix of investments that comprise plan assets, and future estimates of long-term investment returns by reference to external sources to develop our expected return on plan assets.
The discount rate assumption is used to determine the benefit obligation and the interest portion of the net periodic pension cost (credit) for the following year. We utilize a full yield curve approach for our discount rate assumption by applying the specific spot rates along the yield curve used in the determination of the benefit obligation to the relevant projected cash flows. As of December 31, 2019, a 25 basis point decrease in the discount rate would result in a $0.1 million decrease to expense for all pension plans.
At December 31, 2018, we updated our mortality assumptions utilizing an improvement scale issued by the Society of Actuaries in October 2018, which resulted in a $1.5 million reduction in the projected benefit obligation. At December 31, 2019, we updated our mortality assumptions utilizing a new base mortality table and improvement scale issued by the Society of Actuaries in October 2019, which resulted in a $8.5 million reduction in the projected benefit obligation.
The funded status of defined benefit plans represents the difference between the projected benefit obligation and the plan assets at fair value. The projected benefit obligation of defined benefit plans exceeded the fair value of plan assets by $121.6 million and $145.8 million at December 31, 2019, and 2018, respectively. We are required to record the unfunded status as a liability in our consolidated balance sheets and recognize the change in the funded status in comprehensive income, net of deferred income taxes.

The projected future payments to participants from defined benefit plans are included in the table below.

Years Ending December 31,	Amount
(Dollars in millions)
2020	$45.5
2021	44.3
2022	43.0
2023	41.5
2024	40.0
Next five years	$174.6

The accompanying tables reflect the combined funded status and net periodic pension cost and combined supporting assumptions for the defined benefit elements of our defined benefit plans.

	Year Ended December 31,
	2019	2018
	(Dollars in millions)
Funded Status of Defined Benefit Retirement Plans at Measurement Date
Change in Projected Benefit Obligation During the Year:
Projected benefit obligation at beginning of year	$527.4	$593.0
Service cost	—	—
Interest cost	18.2	16.3
Actuarial loss (gain)	49.4	(31.6)
Benefits paid and plan expenses	(47.8)	(50.3)
Projected benefit obligation at end of year	$547.2	$527.4
Change in Fair Value of Plan Assets During the Year:
Plan assets at fair value at beginning of year	381.6	438.6
Actual return on plan assets	72.0	(27.1)
Employer contributions	19.8	20.4
Benefits paid and plan expenses	(47.8)	(50.3)
Plan assets at fair value at end of year	425.6	381.6
Funded status of plans	$(121.6)	$(145.8)

	December 31,
	2019	2018
	(Dollars in millions)
Amounts recognized in Consolidated Balance Sheets
Current liability	$18.7	$8.1
Noncurrent liability	102.9	137.7
Amounts recognized in Accumulated Other Comprehensive Loss
Accumulated other comprehensive loss, net of tax of $57.8 million and $91.5 million, respectively (a)	$180.6	$158.6

(a)
A cumulative effect adjustment of $30.8 million related to the adoption of ASC 2018-02 was recorded within accumulated other comprehensive loss, net of tax during the year ended December 31, 2019. Please refer to Note 2, “Summary of Significant Accounting Policies,” for further discussion.

The other comprehensive (income) loss related to pension benefit plans was as follows:

	Year Ended December 31,
	2019	2018	2017
	(Dollars in millions)
Net actuarial loss (gain)	$1.0	$21.4	$(3.0)
Amortization of net actuarial loss	(12.7)	(14.2)	(12.8)
Tax expense	2.9	—	—
Other comprehensive (income) loss, net of tax	$(8.8)	$7.2	$(15.8)

	Year Ended December 31,
	2019	2018	2017
Assumptions Used in Calculations
Discount rate used to determine net benefit cost	3.92%	3.25%	3.63%
Expected return on plan assets	6.00%	6.30%	6.30%
Discount rate used to determine benefit obligations%	2.81%	3.92%	3.25%

	Year Ended December 31,
	2019	2018	2017
	(Dollars in millions)
Net Periodic Pension Cost
Interest cost	$18.2	$16.3	$17.2
Actuarial loss amortization	12.7	14.2	12.8
Less: Expected return on plan assets	(23.6)	(25.8)	(26.3)
Net periodic pension cost	$7.3	$4.7	$3.7

The accumulated benefit obligation of defined benefit plans was $547.2 million and $527.4 million as of December 31, 2019, and 2018, respectively.
The amount in accumulated other comprehensive loss that is expected to be recognized as a component of net periodic pension cost during 2020 is a net actuarial loss of $15.7 million.
Our overall investment strategy for the U.S. defined benefit plan is to achieve a mix of approximately 70% of investments for long term growth, 28% for liability hedging purposes, and 2% for near-term benefit payments. Target asset allocations are based upon actuarial and capital market studies performed by experienced outside consultants. The target allocations for the growth assets are 40% fixed income, 27% domestic equities, 23% international equities, and 10% hedge funds. Specifically, the target allocation is managed through investments in fixed income securities, equity funds, collective investment funds, partnerships and other investment types. The underlying domestic equity securities include exposure to large/mid-cap companies and small-cap companies. Fixed income securities include corporate debt, mortgage-backed securities, U.S. Treasury and U.S. agency debt, emerging market debt, and high yield debt securities. The alternative investment strategy is allocated to investments in hedge funds. The liability hedging portfolio fair value is intended to move in a direction that partially offsets the increase or decrease in the liabilities resulting from changes in interest rates. To achieve this objective, the portfolio will invest in U.S. Treasury strips and various interest rate derivatives contracts. We hire outside managers to manage all assets of the U.S. defined benefit plan.
In determining the fair values of the defined benefit plan’s assets, we calculate the fair value of certain investments using net asset value ("NAV") per share. Collective investment funds are valued at the NAV, which is based on the readily determinable fair value of the underlying securities owned by the fund. The NAV unit price is quoted on a private market or one that is not active. Partnerships consist primarily of a bond fund partnership valued at the NAV as reported by the fund manager and an investment in a venture capital fund valued by an independent appraisal. The NAV represents the value at which the defined benefit plan initiates a transaction. These investments do not have any significant unfunded commitments, conditions or restrictions on redemption, or any other significant restriction on their sale. The hedge fund of funds investment has a quarterly redemption restriction with a 65 day notice period.

The fair values of our defined benefit plan’s assets at December 31, 2019, by asset category were as follows:

	Total	Level 1	Level 2	Level 3
	(Dollars in millions)
Investments, at fair value:
Short-term investments	$17.5	$17.5	$—	$—
Government securities	137.2	—	137.2	—
Corporate debt securities	19.7	—	19.7	—
Collective investment funds:
Domestic equity (a)	101.0	—	101.0	—
Foreign equity (a)	62.2	—	62.2	—
Foreign bond (b)	30.4	—	30.4	—
Partnerships (c)	27.6	—	27.6	—
Hedge fund of funds (d)	30.0	—	30.0	—
Total investments, at fair value	$425.6	$17.5	$408.1	$—

The fair values of our defined benefit plan’s assets at December 31, 2018, by asset category were as follows:

	Total	Level 1	Level 2	Level 3
	(Dollars in millions)
Investments, at fair value:
Short-term investments	$57.9	$57.9	$—	$—
Government securities	92.4	—	92.4	—
Corporate debt securities	18.7	—	18.7	—
Collective investment funds:
Domestic equity (a)	80.1	—	80.1	—
Foreign equity (a)	48.5	—	48.5	—
Foreign bond (b)	23.8	—	23.8	—
Partnerships (c)	32.1	—	32.1	—
Hedge fund of funds (d)	28.1	—	28.1	—
Total investments, at fair value	$381.6	$57.9	$323.7	$—

(a)	Funds in this category invest in a diversified portfolio of domestic and/or foreign stocks to achieve a long-term rate of return.

(b)	Funds in this category invest in various types of domestic and/or foreign debt securities to achieve a long-term rate of return while preserving capital.

(c)	Funds within this category invest in a bond fund partnership which holds various types of domestic debt securities to achieve a long-term rate of return while preserving capital.

(d)
Funds within this category invest in various underlying hedge funds and are designed to provide superior risk adjusted returns as well as portfolio diversification relative to traditional asset classes.

Postretirement Benefits
Ceridian provides health care and life insurance benefits for eligible retired employees, including individuals who retired from operations we subsequently sold or discontinued. Ceridian sponsors several health care plans in the United States for both pre- and post-age 65 retirees. The contributions to these plans differ for various groups of retirees and future retirees. Most retirees outside of the United States are covered by governmental health care programs, and our cost is not significant. The measurement date for postretirement benefit plans is December 31.
The discount rate assumption is used to determine the benefit obligation and the interest portion of the net periodic postretirement cost (credit) for the following year. We utilize a full yield curve approach for our discount rate assumption by applying the specific spot rates along the yield curve used in the determination of the benefit obligation to the relevant projected cash flows. As of December 31, 2019, a 25 basis point decrease in the discount rate would result in an immaterial impact on expense for the postretirement plan.
The accompanying tables present the amounts and changes in the aggregate benefit obligation and the components of net periodic postretirement benefit cost for U.S. plans. We fund these costs as they become due.

	Year Ended December 31,
	2019	2018
	(Dollars in millions)
Funded Status of Postretirement Health Care and Life Insurance Plans
Change in Benefit Obligation:
At beginning of year	$16.8	$19.6
Interest cost	0.5	0.5
Participant contributions	0.4	0.5
Actuarial gain	(0.7)	(2.1)
Benefits paid	(1.6)	(1.7)
At end of year	$15.4	$16.8
Change in Plan Assets:
At beginning of year	$—	$—
Company contributions	1.2	1.2
Participant contributions	0.4	0.5
Benefits paid	(1.6)	(1.7)
At end of year	—	—
Funded Status	$(15.4)	$(16.8)

	December 31,
	2019	2018
	(Dollars in millions)
Amounts recognized in Consolidated Balance Sheets
Current liability	$2.1	$2.2
Noncurrent liability	13.3	14.6
Amounts recognized in Accumulated Other Comprehensive Loss
Accumulated other comprehensive income, net of tax of $(6.1) million and $(9.9) million, respectively (a)	$(10.4)	$(8.5)

(a)
A cumulative effect adjustment of $3.3 million related to the adoption of ASU 2018-02 was recorded within accumulated other comprehensive income, net of tax during the year ended December 31, 2019. Please refer to Note 2, “Summary of Significant Accounting Policies,” for further discussion.

The other comprehensive (income) loss related to postretirement benefits were as follows:

	Year Ended December 31,
	2019	2018	2017
	(Dollars in millions)
Net actuarial gain	$(0.7)	$(2.1)	$(0.7)
Amortization of net actuarial gain	2.6	2.5	2.7
Tax benefit	(0.5)	—	—
Other comprehensive loss, net of tax	$1.4	$0.4	$2.0

	Year Ended December 31,
	2019	2018	2017
	(Dollars in millions)
Net Periodic Postretirement Benefit
Interest cost	$0.5	$0.5	$0.5
Actuarial gain amortization	(2.3)	(2.2)	(2.4)
Prior service credit amortization	(0.3)	(0.3)	(0.3)
Net periodic postretirement benefit gain	$(2.1)	$(2.0)	$(2.2)

The amount of accumulated other comprehensive loss that is expected to be recognized as a component of net periodic postretirement benefit cost during 2020 is a $2.7 million gain, comprised of $2.4 million of actuarial gain and $0.3 million of prior service credit.
The assumed health care cost trend rate represents the rate at which health care costs are assumed to increase. The assumed health care cost trend rate used in measuring the benefit obligation in 2019 is 6.7% for pre-age 65 retirees and 7.4% for post-age 65 retirees. These rates are assumed to decrease gradually to the ultimate health care cost trend rate of 4.5% in 2028 for both groups. A one percent increase in this rate would increase the benefit obligation at December 31, 2019, by $0.6 million and would have an immaterial impact on the interest cost for 2019. A one percent decrease in this rate would decrease the benefit obligation at December 31, 2019, by $0.6 million and would have an immaterial impact on the interest cost for 2019.

	Year Ended December 31,
	2019	2018	2017
Assumptions Used in Calculations
Weighted average discount rate used to determine net periodic postretirement cost (credit)	3.70%	3.01%	3.26%
Weighted average discount rate used to determine benefit obligation at measurement date	2.52%	3.70%	3.01%

The projected future postretirement benefit payments and future receipts from the federal subsidy for each of the next five years and the five-year period following are included in the table below.

Years Ending December 31,	Payments	Receipts
	(Dollars in millions)
2020	$2.1	$—
2021	1.8	—
2022	1.7	—
2023	1.6	—
2024	1.4	—
Next five years	$5.2	$0.1

12. Share-Based Compensation
Prior to November 1, 2013, Ceridian employees participated in a share-based compensation plan of the former ultimate parent of Ceridian, the 2007 Stock Incentive Plan (“2007 SIP”). Effective November 1, 2013, although most participants who held stock options under the 2007 SIP converted their options to a newly created option plan, the 2013 Ceridian HCM Holding Inc. Stock Incentive Plan, as amended (“2013 SIP”), a small number of participants maintained their stock options in the 2007 SIP. Concurrent with the IPO and legal reorganization, all outstanding stock options under the 2007 SIP were converted into options to purchase common stock of Ceridian. As of December 31, 2019, there were 2,500 stock options outstanding under the 2007 SIP.

Stock options awarded under the 2013 SIP vest either annually on a pro rata basis over a four- or five-year period or on a specific date if certain performance criteria are satisfied and certain equity values are attained. In addition, upon termination of service, all vested options must be exercised generally within 90 days after termination, or these awards will be forfeited. The stock option awards have a 10-year contractual term and have an exercise price that is not less than the fair market value of the underlying stock on the date of grant. As of December 31, 2019, there were 5,008,087 stock options and restricted stock units outstanding under the 2013 SIP. We do not intend to grant any additional awards under the 2007 SIP or the 2013 SIP.
As part of the 2013 SIP, the Board of Directors approved a stock appreciation rights program that authorized the issuance of up to 600,000 stock appreciation rights. The performance criteria for all stock appreciation rights was met on April 30, 2018, resulting in the vesting and cash settlement of all outstanding stock appreciation rights. We recognized $1.5 million of share-based compensation expense related to the vesting of these stock appreciation rights during the year ended December 31, 2018. As of December 31, 2019, there were no remaining outstanding stock appreciation rights.
On April 24, 2018, in connection with the IPO, the Board of Directors approved the Ceridian HCM Holding Inc. 2018 Equity Incentive Plan (“2018 EIP”), which authorized the issuance of up to 13,500,000 shares of common stock to eligible participants through equity awards (the “Share Reserve”). The Share Reserve may be increased on March 31 of each of the first ten calendar years during the term of the 2018 EIP, by the lesser of (i) three percent of the number of shares of our common stock outstanding on each January 31 immediately prior to the date of increase or (ii) such number of shares of our common stock determined by the Board of Directors. On March 31, 2019, the Share Reserve was increased by three percent of the number of shares of common stock outstanding on January 31, 2019, or 4,196,193 shares.
Equity awards under the 2018 EIP vest annually on a pro rata basis, generally over a four-year period. In addition, upon termination of service, all vested awards must be exercised within 90 days after termination, or these awards will be forfeited. The equity awards have a 10-year contractual term and awards with an exercise price have such that is not less than the fair market value of the underlying stock on the date of the grant. As of December 31, 2019, there were 9,022,449 stock options and restricted stock units outstanding and 8,673,744 shares available for future grants of equity awards under the 2018 EIP.
On November 9, 2018, the Compensation Committee of the Board of Directors approved the Ceridian HCM Holding Inc. Global Employee Stock Purchase Plan (the “GESPP”), which authorizes the issuance of up to 2,500,000 shares of common stock to eligible participants through purchases via payroll deductions. The purchase price is the lower of (i) 85% of the fair market value of a share of common stock on the offering date (the first trading day of the offering period commencing on January 1 and concluding on December 31) or (ii) 85% of the fair market value of a share of common stock on the purchase date. The GESPP shall continue for ten years, unless terminated sooner as provided under the GESPP. During 2019, shares were purchased on June 28, September 30, and December 31. In subsequent years, quarterly purchase periods will commence on January 1, April 1, July 1, and October 1. Shares will be purchased on the last trading day of the respective purchase periods.
Share-based compensation expense was $36.5 million, $24.7 million, and $16.1 million for the years ended December 31, 2019, 2018, and 2017, respectively.

Performance-Based Stock Options
Performance-based option activity under the 2007 SIP and the 2013 SIP for the periods presented was as follows:

	Shares		Weighted Average Exercise Price (per share)	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in millions)
Options outstanding at December 31, 2016	1,230,426		$13.46	4.2	$—
Granted	—		—	—	—
Exercised	(167,202)	(a)	(13.46)	—	—
Forfeited or expired	(25,077)		(13.46)	—	—
Options outstanding at December 31, 2017	1,038,147		$13.46	3.5	$—
Granted	—		—	—	—
Exercised	(663,412)		(13.46)	—	—
Forfeited or expired	(8,358)		(13.46)	—	—
Options outstanding at December 31, 2018	366,377		$13.50	3.1	$7.7
Granted	—		—	—	—
Exercised	(298,096)		(13.48)	—	—
Forfeited or expired	—		—	—	—
Options outstanding at December 31, 2019	68,281		$13.58	2.6	$3.7
Options exercisable at December 31, 2019	68,281		$13.58	2.6	$3.7

(a)	During the year ended December 31, 2017, certain performance-based options were modified and exercised.

The performance criteria for all outstanding performance-based stock options was met on June 7, 2018, resulting in the vesting of all outstanding performance-based stock options on this date. We recognized $4.8 million of share-based compensation expense related to the vesting of these performance-based stock options during the year ended December 31, 2018. As of December 31, 2019, there was no share-based compensation expense related to unvested performance-based stock options not yet recognized.

Term-Based Stock Options
Term-based option activity, including stock options under the 2007 SIP, the 2013 SIP, and the 2018 EIP, for the periods presented was as follows:

	Shares	Weighted Average Exercise Price (per share)	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in millions)
Options outstanding at December 31, 2016	9,772,270	$16.20	7.1	$9.9
Granted	2,285,981	17.46	—	—
Exercised	(595,464)	(15.14)	—	—
Forfeited or expired	(468,606)	(16.10)	—	—
Options outstanding at December 31, 2017	10,994,181	$16.52	6.9	$48.8
Granted	5,236,037	23.07	—	—
Exercised	(2,501,983)	(15.26)	—	—
Forfeited or expired	(178,466)	(17.30)	—	—
Options outstanding at December 31, 2018	13,549,769	$19.28	7.5	$206.8
Granted	4,297,472	49.74	—	—
Exercised	(4,358,867)	(17.37)	—	—
Forfeited or expired	(343,437)	(24.14)	—	—
Options outstanding at December 31, 2019	13,144,937	$29.74	7.8	$501.3
Options exercisable at December 31, 2019	3,725,204	$18.34	6.0	$184.5

Other information pertaining to term-based options was as follows:

	Year Ended December 31,
	2019	2018	2017
Weighted average grant date fair value per share	$16.12	$7.80	$5.88

The fair value of the term-based stock options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	Year Ended December 31,
	2019	2018	2017
Expected volatility	24.9%	25.0%	30.0%
Expected dividend rate	—	—	—
Risk-free interest rate	2.5%	2.9%	2.3%

For stock options granted under the 2013 SIP and 2018 EIP, we estimated an expected term of 7.0 years, based on the vesting period and contractual life. As of December 31, 2019, there was $83.7 million of share-based compensation expense related to unvested term-based awards not yet recognized, which is expected to be recognized over a weighted average period of 2.1 years. As of December 31, 2019, there were 3,725,204 vested term-based stock options.

Restricted Stock Units
Restricted stock units (“RSUs”) activity, including RSUs under the 2013 SIP and the 2018 EIP, for the periods presented was as follows:

Shares
RSUs outstanding at December 31, 2016	182,180
Granted	500,000
Shares issued upon vesting of RSUs	(76,190)
Forfeited or canceled	—
RSUs outstanding at December 31, 2017	605,990
Granted	164,073
Shares issued upon vesting of RSUs	(105,990)
Forfeited or canceled	—
RSUs outstanding at December 31, 2018	664,073
Granted	193,033
Shares issued upon vesting of RSUs	(17,288)
Forfeited or canceled	(20,000)
RSUs outstanding at December 31, 2019	819,818
RSUs releasable at December 31, 2019	270,338

Other information pertaining to restricted stock units was as follows:

	Year Ended December 31,
	2019	2018	2017
Weighted average grant date fair value per share	$50.00	$35.55	$17.26

During the year ended December 31, 2019, 162,626 RSUs vested, of which 17,288 shares of common stock were issued. As of December 31, 2019, there were 270,338 RSUs vested and releasable. Restricted stock units generally vest annually over a one-, three-, or four-year period. As of December 31, 2019, there was $14.0 million of share-based compensation expense related to unvested restricted stock units not yet recognized, which is expected to be recognized over a weighted average period of 2.0 years.
Global Employee Stock Purchase Plan
During the year ended December 31, 2019, GESPP stock purchases were completed on June 28, September 30, and December 31, and resulted in the issuance of 261,895 shares of our common stock at a purchase price of $28.70 per share.
The fair value of the stock purchase rights granted under the GESPP was estimated using the following weighted-average assumptions:

Year Ended December 31, 2019
Expected volatility	34.8%
Expected dividend rate	—
Risk-free interest rate	2.2%
Expected term (in years)	0.4
Grant date fair value per share	$9.32

13. Revenue
Our Solutions
We categorize our solutions into two categories: Cloud and Bureau offerings.

•
Cloud revenue is generated from solutions that are delivered via two cloud offerings, Dayforce and Powerpay. The Dayforce offering is differentiated from our market competition as being a single application with continuous calculation that offers a comprehensive range of functionality, including global HR, payroll, benefits, workforce management, and talent management on web and native iOS and Android platforms. Dayforce recurring revenue is primarily generated from monthly recurring fees charged on a per-employee, per-month (“PEPM”) basis and the allocation of investment income generated from holding Dayforce customer funds in trust before funds are remitted to taxing authorities, Dayforce customer employees, or other third parties. Dayforce professional services and other revenue is primarily generated from implementation and post go-live professional services revenue. Other sources of Dayforce revenues include revenue from the sale, rental and maintenance of time clocks; revenue from the sale of third-party services; and billable travel expenses for Dayforce customers. The Powerpay offering is our solution designed primarily for small market Canadian customers, which typically have fewer than 20 employees. Powerpay recurring revenue is primarily generated from recurring fees charged on a per-employee, per-process basis and the allocation of investment income generated from holding Powerpay customer funds in trust before funds are remitted to taxing authorities, Powerpay customer employees, or other third parties. Typical processes include the customer’s payroll runs, year-end tax packages, and delivery of customers’ remittance advices or checks. Powerpay professional services revenue is primarily generated from the setup of the Powerpay customer on their platform.

•
Bureau revenue is generated primarily from solutions delivered via a service-bureau model. These solutions are delivered via three primary service lines: payroll, payroll-related tax filing services, and outsourced human resource solutions. Revenue from payroll services is generated from recurring fees charged on a per-process basis. Typical processes include the customer’s payroll runs, year-end tax packages, and delivery of customers’ remittance advices or checks. In addition to customers who use our payroll services, certain customers use our tax filing services on a stand-alone basis. Our outsourced human resource solutions are tailored to meet the needs of individual customers, and entail our contracting to perform many of the duties of a customer’s human resources department, including payroll processing, time and labor management, performance management, and recruiting. We also perform individual services for customers, such as check printing, wage attachment and disbursement, and Affordable Care Act (“ACA”) management. Additional items included in Bureau revenue are fees for custom professional services to Bureau customers; the allocation of investment income generated from holding Bureau customer funds in trust before funds are remitted to taxing authorities, Bureau customer employees, or other third parties; consulting services related to Bureau offerings; and revenue from the sale of third party services to Bureau customers.

Customer Information
No single customer accounts for 1% or more of our consolidated revenue for any of the periods presented.

Disaggregation of Revenue
Revenue by solution and category was as follows:

	Year Ended December 31,
	2019	2018	2017
	(Dollars in millions)
Revenue:
Cloud
Dayforce
Recurring services	$429.0	$325.7	$228.5
Professional services and other	140.7	111.8	97.0
Total Dayforce revenue	569.7	437.5	325.5
Powerpay
Recurring services	89.0	90.0	83.1
Professional services and other	1.3	1.3	1.3
Total Powerpay revenue	90.3	91.3	84.4
Total Cloud revenue	660.0	528.8	409.9
Bureau
Recurring services	162.1	209.3	262.3
Professional services and other	2.0	2.6	4.0
Total Bureau revenue	164.1	211.9	266.3
Total revenue	$824.1	$740.7	$676.2

Revenue by Geographic Area
Revenue by country was as follows. The country in which the revenue is recorded is determined by the legal entity with which the customer has contracted.

	Year Ended December 31,
	2019	2018	2017
	(Dollars in millions)
United States	$578.1	$513.8	$469.0
Canada	237.0	224.0	205.2
Other	9.0	2.9	2.0
Total revenue	$824.1	$740.7	$676.2

Contract Balances
The Company records a contract asset when revenue recognized for professional services performance obligations exceed the contractual amount of billings for implementation related professional services. Contract assets were $43.2 million and $40.0 million as of December 31, 2019, and 2018, respectively. Contract assets expected to be recognized in revenue within twelve months are included within Prepaid expenses and other current assets, with the remaining contract assets included within Other assets on our consolidated balance sheets.

Deferred Revenue
Deferred revenue primarily consists of payments received in advance of revenue recognition. The changes in deferred revenue were as follows:

	December 31,
	2019	2018
	(Dollars in millions)
Deferred revenue, beginning of period	$23.2	$16.5
New and acquired billings	365.5	259.1
Revenue recognized	(363.5)	(252.0)
Effect of exchange rate	0.3	(0.4)
Deferred revenue, end of period	$25.5	$23.2

Transaction Price for Remaining Performance Obligations
In accordance with ASC Topic 606, the following represents the aggregate amount of transaction price allocated to the remaining performance obligations that are unsatisfied as of the end of the reporting period. As of December 31, 2019, approximately $838.3 million of revenue is expected to be recognized over the next three years from remaining performance obligations, which represents contracted revenue for recurring services and fixed price professional services, primarily implementation services, that has not yet been recognized, including deferred revenue and unbilled amounts that will be recognized as revenue in future periods. In accordance with the practical expedient provided in ASC Topic 606, performance obligations that are billed and recognized as they are delivered, primarily professional services contracts that are on a time and materials basis, are excluded from the transaction price for remaining performance obligations disclosed above.
14. Supplementary Data to Statements of Operations

	Year Ended December 31,
	2019	2018	2017
	(Dollars in millions)
Other Expense (Income), Net
Foreign currency translation expense (income)	$0.4	$(2.9)	$7.3
Net periodic benefit plan expense, excluding service costs	5.2	2.7	1.5
Total other expense (income), net	$5.6	$(0.2)	$8.8

Foreign Currency Translation Expense (Income)
The foreign currency translation income and expense for the years ended December 31, 2018, and 2017, was primarily related to foreign currency remeasurement gains and losses resulting from an intercompany payable of a U.S. operating subsidiary which was repaid in Canadian dollars. This intercompany payable was repaid in the second quarter of 2018.
Net Periodic Benefit Plan Expense, Excluding Service Costs
Net periodic benefit plan expense, excluding service cost for the years ended December 31, 2019, 2018, and 2017, is related to our pension and postretirement benefit plans. Please refer to Note 11, “Employee Benefit Plans,” for further discussion regarding our pension and postretirement benefit plans.

15. Accumulated Other Comprehensive Income (Loss)
The components of accumulated other comprehensive income (loss) were as follows:

	Foreign Currency Translation Adjustment	Unrealized Gain (Loss) from Invested Customer Trust Funds	Pension Liability Adjustment	Total
	(Dollars in millions)
Balance as of December 31, 2017	$(159.5)	$(9.0)	$(142.5)	$(311.0)
Other comprehensive loss before income taxes and reclassifications	(48.7)	(10.5)	(19.3)	(78.5)
Income tax benefit	—	1.2	—	1.2
Reclassifications to earnings	—	—	11.7	11.7
Other comprehensive income (loss) attributable to Ceridian	(48.7)	(9.3)	(7.6)	(65.6)
LifeWorks Disposition	0.7	—	—	0.7
Balance as of December 31, 2018	(207.5)	(18.3)	(150.1)	(375.9)
Other comprehensive loss before income taxes and reclassifications	29.1	37.7	(0.3)	66.5
Income tax expense	—	(9.6)	(2.4)	(12.0)
Reclassifications to earnings	—	—	10.1	10.1
Other comprehensive income	29.1	28.1	7.4	64.6
Cumulative-effect adjustment related to the adoption of ASU 2018-02 (Please refer to Note 2)	—	0.4	(27.5)	(27.1)
Balance as of December 31, 2019	$(178.4)	$10.2	$(170.2)	$(338.4)

16. Income Taxes

	Year Ended December 31,
	2019	2018	2017
	(Dollars in millions)
Components of Earnings and Taxes from Operations
Income (Loss) Before Income Taxes:
U.S.	$25.9	$(71.4)	$(73.9)
International	8.4	44.5	33.4
Total	$34.3	$(26.9)	$(40.5)
Income Tax Expense (Benefit):
Current:
U.S.	$7.1	$3.8	$(0.3)
State and local	0.4	0.3	0.1
International	17.5	20.4	12.9
Total current income tax expense	25.0	24.5	12.7
Deferred:
U.S.	(42.6)	(14.1)	(60.3)
State and local	(19.3)	(2.2)	0.8
International	(7.5)	0.2	(1.7)
Total deferred income tax benefit	(69.4)	(16.1)	(61.2)
Total income tax (benefit) expense	$(44.4)	$8.4	$(48.5)

	Year Ended December 31,
	2019	2018	2017
Effective Rate Reconciliation
U.S. statutory rate%	21.0%	(21.0)%	(35.0)%
Change in valuation allowance	(176.1)	10.8	(154.6)
State income taxes, net of federal benefit	3.9	(31.2)	(5.9)
Share-based compensation	(5.8)	(10.0)	11.1
International tax rate differential	3.8	13.4	(9.6)
Foreign dividend income	—	20.1	64.2
Foreign capital gain income	3.2	7.1	—
Unremitted foreign earnings	(2.0)	4.1	(47.7)
Global intangible low-taxed income	—	23.0	—
Base erosion tax	19.9	14.1	—
Reserve for tax contingencies	(0.3)	0.4	—
Expiration of un-utilized tax credits	—	—	2.0
Change in tax rate	(1.0)	(5.9)	59.5
Other	4.0	6.3	(3.8)
Income tax provision%	(129.4)%	31.2%	(119.8)%

Our income tax provision represents federal, state, and international taxes on our income recognized for financial statement purposes and includes the effects of temporary differences between financial statement income and income recognized for tax return purposes. Deferred tax assets and liabilities are recorded for temporary differences between the financial reporting basis and the tax basis of assets and liabilities. We record a valuation allowance to reduce our deferred tax assets to reflect the net deferred tax assets that we believe will be realized. In assessing the likelihood that we will be able to recover our deferred tax assets and the need for a valuation allowance, we consider all available evidence, both positive and negative, including historical levels of pre-tax book income, expiration of net operating losses, changes in our debt and equity structure, expectations and risks associated with estimates of future taxable income, ongoing prudent and feasible tax planning strategies, as well as current tax laws. As of September 30, 2019, we determined that we no longer had a requirement to carry a full valuation allowance against our domestic deferred tax assets that are not offset by the reversal of deferred tax liabilities. As a result of this determination, we released $62.6 million of the valuation allowance, which had a positive impact on our income tax provision for the year ended December 31, 2019. We continue to record a valuation allowance of $15.1 million against certain deferred tax assets primarily attributable to state net operating loss carryovers.
On December 22, 2017, the Tax Cut and Jobs Act legislation (the “Tax Act”) was signed into law. The Tax Act made broad and complex changes to the U.S. tax code including: (a) lower U.S. federal corporate income tax rate from 35% to 21% effective January 1, 2018, (b) accelerated expensing of qualified capital investments for a specific period, and (c) a transition from a worldwide tax system to a territorial tax system.

Other provisions introduced by the Tax Act impacted our current year tax provision including the Base Erosion and Anti-Abuse Tax (“BEAT”). The BEAT resulted in a $6.8 million increase in tax expense during the year ended December 31, 2019.

	December 31,
	2019	2018
	(Dollars in millions)
Tax Effect of Items That Comprise a Significant Portion of the Net Deferred Tax Asset and Deferred Tax Liability
Deferred Tax Asset:
Employment related accruals	$41.6	$51.2
Foreign tax credit carryover and other credit carryovers	0.3	0.3
Net operating loss carryforwards	82.7	78.2
Total gross deferred tax asset	124.6	129.7
Valuation allowance	(15.1)	(83.8)
Total deferred tax asset	$109.5	$45.9
Deferred Tax Liability:
Intangibles	$(57.3)	$(62.1)
Other	(32.0)	(19.5)
Total deferred tax liability	(89.3)	(81.6)
Net deferred tax asset (liability)	$20.2	$(35.7)

	December 31,
	2019	2018
	(Dollars in millions)
Net Deferred Tax by Geography
U.S.	$32.2	$(20.1)
International	(12.0)	(15.6)
Total	$20.2	$(35.7)

As of December 31, 2019, we had federal, state, and foreign net operating loss carryovers, which will reduce future taxable income when utilized. Approximately $54.8 million in net federal tax benefit is available from the loss carryovers and an additional $0.3 million is available in federal tax credit carryovers. The state loss carryovers will result in state tax benefit of approximately $26.3 million when utilized. The federal net operating loss tax benefit will begin to expire in 2031, and state net operating loss carryovers will begin to expire in 2020. The federal credit carryovers are composed of foreign tax credits, which will begin to expire in 2020; research credits, which will begin to expire in 2027; and alternative minimum tax credits, which have no expiration date.
We file income tax returns in the U.S. federal jurisdiction, and various states and foreign jurisdictions. With a few exceptions, we are no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2015.

The following table summarizes the activity for unrecognized tax benefits:

	Year Ended December 31,
	2019	2018
	(Dollars in millions)
Federal, State and Foreign Tax
Beginning unrecognized tax balance	$1.3	$1.5
Increase prior period positions	0.1	0.1
Increase current period positions	0.2	0.2
Decrease prior period positions	(0.1)	(0.1)
Decrease current period positions	—	(0.3)
Statutes expiring	—	(0.1)
Ending unrecognized tax benefits	$1.5	$1.3

The total amount of unrecognized tax benefits as of December 31, 2019, was $1.5 million including $0.2 million of accrued interest and penalties. Of the total amount of unrecognized tax benefits, $1.5 million represents the amount that, if recognized, would impact our effective income tax rate as of December 31, 2019. It is expected that the amount of unrecognized tax benefits will change in the next 12 months; however, we cannot reasonably estimate the amount of the change. We do not expect the change to have a significant impact on our results of operations or financial condition.

The Tax Act imposed a mandatory transition tax on the unremitted earnings of our international subsidiaries and generally eliminated US taxes on foreign subsidiary distributions for years beginning after December 31, 2017. As of December 31, 2019, we have $299.4 million of unremitted foreign earnings. We consider $186.7 million of the unremitted earnings to be indefinitely reinvested. For the portion of the unremitted earnings not considered indefinitely reinvested, $112.7 million, we have provided a deferred tax liability of $5.5 million, which represents the expected withholding tax cost of repatriating such earnings. In the event the portion of the unremitted earnings considered to be indefinitely reinvested were repatriated, we would incur a withholding tax expense of approximately $9.1 million.

17. Leases
Our leases primarily consist of office space. Leases with an initial term of 12 months or less are not recorded on the balance sheet; we recognize lease expense for these leases on a straight-line basis over the lease term. For leases beginning 2019 and later, we account for lease components separately from the non-lease components.
Most leases include options to renew, and the lease renewal is at our sole discretion. Therefore, the depreciable life of assets and leasehold improvements is limited by the expected lease term unless there is a transfer of title or purchase option reasonably certain of exercise. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants.
We rent or sublease certain real estate to third parties. Our sublease portfolio mainly consists of operating leases for space within our office facilities.

Supplemental balance sheet information related to leases were as follows:

Lease Type	Balance Sheet Classification	December 31, 2019
		(Dollars in millions)
ASSETS
Operating lease assets	Trade and other receivables, net	$5.5
Operating lease assets	Prepaid expenses and other current assets	1.2
Operating lease assets	Right of use lease asset	32.0
Financing lease assets	Property, plant, and equipment, net	8.8
Total lease assets		$47.5
LIABILITIES
Current
Financing lease liabilities	Current portion of long-term debt	$4.0
Operating lease liabilities	Current portion of long-term lease liabilities	8.8
Noncurrent
Financing lease liabilities	Long-term debt, less current portion	8.4
Operating lease liabilities	Long-term lease liabilities, less current portion	30.1
Total lease liabilities		$51.3

The components of lease expense were as follows:

	Year Ended December 31,
	2019 ASC Topic 842	2018 ASC Topic 840	2017 ASC Topic 840
Lease Cost	(Dollars in millions)
Operating lease cost	$12.8	$17.6	$17.0
Financing lease cost:
Depreciation of lease assets	0.1	—	—
Interest on lease liabilities (a)	—	—	—
Sublease income	(4.4)	(4.9)	(4.2)
Net lease cost	$8.5	$12.7	$12.8

(a)	Interest on lease liabilities was less than $0.05 million for the year ended December 31, 2019.
Supplemental cash flow information related to leases was as follows:

Year Ended December 31, 2019
(Dollars in millions)
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$11.2
Operating cash flows from finance leases	—
Financing cash flows from finance leases	0.4
Lease assets obtained in exchange for new lease liabilities:
Operating leases	3.7
Financing leases	8.8

The future minimum lease payments under our operating and financing leases were as follows for each period presented:

Years Ending December 31,	2019 ASC Topic 842	2018 ASC Topic 840
	(Dollars in millions)
2020	$13.3	$13.6
2021	9.7	11.8
2022	10.0	7.7
2023	8.2	7.4
2024	4.8	6.2
Thereafter	13.9	9.4
Total lease payments (a)	$59.9	$56.1
Less: Interest	8.6	—
Total	$51.3	$56.1

(a)	Future minimum lease payments have not been reduced by minimum sublease rentals of $8.6 million due in the future under noncancellable subleases.
Weighted average remaining lease term and weighted average discount rate were as follows:

December 31, 2019
Weighted average remaining lease term (in years)
Operating leases	5.8
Financing leases	11.6
Weighted average discount rate
Operating leases	5.02%
Financing leases	3.91%

18. Commitments and Contingencies
Legal Matters
We are subject to claims and a number of judicial and administrative proceedings considered normal in the course of our current and past operations, including employment-related disputes, contract disputes, disputes with our competitors, intellectual property disputes, government audits and proceedings, customer disputes, and tort claims. In some proceedings, the claimant seeks damages as well as other relief, which, if granted, would require substantial expenditures on our part.
Our general terms and conditions in customer contracts frequently include a provision indicating we will indemnify and hold our customers harmless from and against any and all claims alleging that the services and materials furnished by us violate any third party’s patent, trade secret, copyright or other intellectual property right. We are not aware of any material pending litigation concerning these indemnifications.
Some of these matters raise difficult and complex factual and legal issues and are subject to many uncertainties, including the facts and circumstances of each particular action, and the jurisdiction, forum, and law under which each action is proceeding. Because of these complexities, final disposition of some of these proceedings may not occur for several years. As such, we are not always able to estimate the amount of our possible future liabilities, if any.
There can be no certainty that we may not ultimately incur charges in excess of presently established or future financial accruals or insurance coverage. Although occasional adverse decisions or settlements may occur, it is management’s opinion that the final disposition of these proceedings will not, considering the merits of the claims and available resources or reserves and insurance, and based upon the facts and circumstances currently known, have a material adverse effect on our financial position or results of operations.

Unrecovered Duplicate Payments
We identified an isolated service incident on September 26, 2019, that resulted in duplicate payments for certain of our U.S. payroll customers totaling $18.8 million. Through December 31, 2019, $11.2 million remained unrecovered, and we have recorded a loss for this amount within selling, general, and administrative expense in our consolidated statement of operations for the period ended December 31, 2019. Our recovery efforts are ongoing, and future collections will be recognized as a reduction to selling, general, and administrative expense in the period recovered.
Environmental Matters
We accrue for losses associated with environmental remediation obligations when such losses are probable and reasonably estimable. Accruals for estimated losses from environmental remediation obligations generally are recognized no later than completion of the remedial feasibility study. Such accruals are adjusted as further information develops or circumstances change. Costs of future expenditures for environmental remediation obligations are not discounted to their present value.
In February 1988, our predecessor entered into an arrangement with Northern Engraving Corporation (“NEC”) and the Minnesota Pollution Control Agency (“MPCA”) in relation to groundwater contamination on a parcel of real estate sold by our predecessor to NEC. Ceridian is now responsible for the arrangement with NEC and the MPCA. The arrangement requires expense sharing between Ceridian and NEC for the remediation of groundwater contamination.
In September 1989, our predecessor entered into an EMA with Seagate related to groundwater contamination on a parcel of real estate sold by our predecessor to Seagate. Ceridian is now responsible for the EMA. The EMA requires expense sharing between Ceridian and Seagate for the remediation of groundwater contamination up to a certain limit. We have recognized an environmental reserve liability equal to the EMA limit.
We have recognized an undiscounted liability of approximately $5.0 million and $5.2 million as of December 31, 2019, and 2018, respectively, in our consolidated balance sheets to comply with the NEC arrangement and EMA described above. The ultimate cost, however, will depend on the extent of continued monitoring activities as these projects progress.
19. Related Party Transactions
Management Agreements
Prior to our IPO, Ceridian was party to management agreements with affiliates of THL and Cannae, Fidelity National Financial, Inc. (“FNF”) and THL Managers VI, LLC (“THLM”). FNF assigned its management agreement to Cannae in November 2017. Pursuant to these management agreements, Cannae and THLM each, respectively, agreed to provide the Company with financial advisory, strategic, and general oversight services. These management agreements provided that we pay annual management fees to each of Cannae and THLM in an amount equal to the greater of (a) $0.9, or (b) 0.5 percent of Adjusted EBITDA. Adjusted EBITDA, for purposes of the management agreements, is EBITDA as defined in the 2014 Senior Secured Credit Facility, further adjusted to exclude the payments made pursuant to the management agreements and certain stock options or other equity compensation.
In April 2018, the management agreements terminated upon consummation of our IPO. Upon termination, the management agreements provided that we pay a termination fee equal to the net present value of the management fee for a seven-year period, which was $11.3 million.
We recorded a management fee expense in selling, general, and administrative expense of $12.0 million and $1.9 million for the years ended December 31, 2018, and 2017, respectively, related to these management agreements.
Indebtedness
Prior to its split-off from FNF, Cannae was an affiliate of FNF. FNF and its subsidiaries owned a portion of our Senior Notes, which were redeemed on May 30, 2018. Based on this ownership, $1.3 million and $3.2 million in interest payments were made to affiliates of Cannae during the years ended December 31, 2018, and 2017, respectively. The affiliates of Cannae conducted the debt transactions through third parties in the ordinary course of their business and not directly with us. Following Cannae’s split-off from FNF, FNF retained ownership of the Senior Notes.

Service and Vendor Related Agreements
Ceridian is a party to a service agreement with CompuCom Systems, Inc. (“CompuCom”), an investment portfolio company of THL Partners. Pursuant to the service agreement, CompuCom agrees to provide us with service desk and desk side support services. Pursuant to this arrangement, we made payments to CompuCom totaling $1.7 million, $1.8 million, and $3.1 million during the years ended December 31, 2019, 2018, and 2017, respectively.
Other Transactions
On July 23, 2018, Ronald F. Clarke was appointed to our Board of Directors. Mr. Clarke has been the chief executive officer of FleetCor Technologies Inc. (“FleetCor Technologies”) since August 2000 and its chairman of the board of directors since March 2003. We provide services to FleetCor Technologies or one of its wholly owned affiliates through certain commercial arrangements entered into in the ordinary course of business, which include provision of Dayforce HCM services, reseller or referral arrangements whereby we resell or refer FleetCor Technologies services to its customers, and other administrative services. For these services, we have recorded revenue of $0.8 million, $2.3 million, and $2.9 million for the years ended December 31, 2019, 2018, and 2017, respectively. We were a corporate charge card customer of FleetCor Technologies. FleetCor Technologies received a fee from the merchants from whom purchases were made on the FleetCor Technologies corporate charge card by us. In connection with charge card purchases made by us, FleetCor Technologies provided us with rebates of approximately $0.2 million for year ended December 31, 2017.
We provide Dayforce and related services to The Stronach Group, for which we recorded revenue of $0.2 million and $0.3 million for the years ended December 31, 2019, and 2018, respectively. Alon Ossip, the brother of David D. Ossip, was the chief executive officer, and is currently a minority shareholder, of The Stronach Group.
We provide payroll-related tax filing services to FNF, for which we recorded revenue of $0.4 million, $0.4 million, and $0.5 million for the years ended December 31, 2019, 2018, and 2017, respectively. We provide Dayforce and related services to Cannae Holdings, Inc. and related entities, for which we recorded revenue of $0.2 million, $0.2 million, and $0.1 million for the years ended December 31, 2019, 2018, and 2017, respectively.
We provide Dayforce and related services to certain investment portfolio companies of THL and Cannae. Revenue from these portfolio companies was as follows:

	Year Ended December 31,
	2019	2018	2017
	(Dollars in millions)
American Blue Ribbon Holdings, LLC	$1.6	$1.8	$1.8
Black Knight Sports and Entertainment, LLC	0.2	—	—
Essex Technology Group, LLC	0.5	0.5	0.5
Guaranteed Rate, Inc.	0.8	0.5	—
Hightower Holding, LLC	0.2	0.1	—
Philips Feed Services, Inc.	0.3	0.3	0.3
System One Holdings LLC	—	0.3	0.1
Ten-X, LLC	0.4	—	—

20. Capital Stock
As of October 1, 2013, Ceridian was authorized to issue 100,000,000 shares of common stock with a par value of $0.01 per share and 70,000,000 shares of junior convertible participating preferred stock (“Junior Preferred Stock”) with a par value of $0.01 per share. On March 30, 2016, the Board of Directors increased the number of authorized shares of common stock to 150,000,000 and authorized 70,000,000 shares of senior convertible participating preferred stock (“Senior Preferred Stock”) with a par value of $0.01 per share. In April 2018, the Board of Directors increased the number of authorized shares of common stock to 500,000,000 and decreased the number of authorized shares of preferred stock to 10,000,000.
On March 30, 2016, we entered into an equity financing transaction with Ceridian Holding II. Ceridian Holding II raised $150.2 million from THL and Cannae, certain of their co-investors, and certain other existing stockholders of Ceridian Holding. Of such amount, $75.0 million was contributed by Ceridian Holding II to Ceridian on March 30, 2016. The remaining $75.2 million was committed to be funded to Ceridian HCM Holding Inc. within the following three years, and was recorded within equity as a receivable from stockholder. During the second quarter of 2017, the board of directors of Ceridian Holding II approved the funding of the remaining $75.2 million, which was transferred to Ceridian HCM Holding Inc. on June 28, 2017.
In connection therewith, Ceridian issued $150.2 million of the Senior Preferred Stock to Ceridian Holding II. The Senior Preferred Stock was senior in priority to all outstanding equity securities of Ceridian and had the rights to be converted to common stock at the option of the stockholder for a number of shares based on the conversion price. The initial conversion price was equal to the original issuance price and was subject to adjustment for certain events of dilution, including common stock dividends, stock splits, mergers and reorganizations, and the initial public offering price upon such event. In the event of an initial public offering, the Senior Preferred Stock would be automatically converted to common stock. The Senior Preferred Stock received a 12.5% annual dividend (not cash paying). In the event of liquidation, the Senior Preferred Stock had a liquidation preference equal to 1.5 times the initial face amount plus any accrued but unpaid dividends.
The Junior Preferred Stock provided holders with the equivalent number of votes on an “as converted” basis. The Junior Preferred Stock had the rights to be converted to common stock at the option of the holder for a number of shares based on the conversion price. The initial conversion price was equal to the original issuance price adjusted for certain events of dilution other than shares issued to employees and directors pursuant to the 2013 SIP and certain other instances of issuances of shares of common stock. In the event of an initial public offering, the Junior Preferred Stock would be automatically converted to common stock. In the event of liquidation, Junior Preferred Stock received the greater of up to $13.50 per share of preferred stock (adjusted for dividend, stock split, combination or other similar recapitalization with respect to the convertible participating preferred stock) or a pro rata price per share of all common stock if converted in a liquidation event, subject to the total amount of net assets available in liquidation.
On April 30, 2018, we completed our IPO, in which we issued a total of 24,150,000 shares of common stock at a public offering price of $22.00. Concurrently with our IPO, we issued an additional 4,545,455 shares of our common stock in a private placement at $22.00 per share. Concurrent with the IPO and private placement, all outstanding Junior and Senior Preferred Stock were automatically converted into common shares pursuant to their terms.
As of December 31, 2019, there were 144,386,618 shares of common stock issued and outstanding. As of December 31, 2018, there were 139,453,710 shares of common stock issued and outstanding.
Holders of our common stock are entitled to the rights set forth as follows. Directors are elected by a plurality of the votes entitled to be cast except as set forth below with respect to directors to be elected by the holders of common stock. Our stockholders do not have cumulative voting rights. Except as otherwise provided in our third amended and restated certificate of incorporation or as required by law, all matters to be voted on by our stockholders other than matters relating to the elections and removal of directors must be approved by a majority of the shares present in person or by proxy at the meeting and entitled to vote on the subject matter or by a written resolution of the stockholders representing the number of affirmative votes required for such matter at a meeting.
Our stockholders have no preemptive or other rights to subscribe for additional shares. All holders of our common stock are entitled to share equally on a share-for-share basis in any assets available for distribution to common stockholders upon our liquidation, dissolution or winding up. All outstanding shares are validly issued, fully paid and nonassessable.
21. Net Income (Loss) per Share
We compute net income (loss) per share of common stock using the treasury stock method.
Basic net income (loss) per share is computed by dividing net income (loss) attributable to Ceridian available to common stockholders by the weighted-average number of shares of common stock outstanding during the period.
For the calculation of diluted net income (loss) per share, net income (loss) per share is adjusted by the effect of dilutive securities, including awards under our share-based compensation plans. Diluted net income (loss) per share is computed by dividing the resulting net income (loss) attributable to Ceridian available to common stockholders by the weighted-average number of fully diluted common shares outstanding. In the years ended December 31, 2018, and 2017, our potential dilutive shares, such as stock options, RSUs, and shares of senior and junior convertible preferred stock were not included in the computation of diluted net loss per share as the effect of including these shares in the calculation would have been anti-dilutive.

The numerators and denominators of the basic and diluted net income (loss) per share computations were calculated as follows:

	Year Ended December 31,
	2019	2018	2017
	(Dollars in millions, except share and per share data)
Numerator:
Net income (loss) attributable to Ceridian	$78.7	$(60.6)	$3.3
Less: Loss from discontinued operations	—	(25.8)	(6.0)
Net income (loss) from continuing operations attributable to Ceridian	78.7	(34.8)	9.3
Less: Senior Preferred Stock dividends declared	—	7.7	20.5
Net income (loss) from continuing operations attributable to Ceridian available to common stockholders	$78.7	$(42.5)	$(11.2)
Denominator:
Weighted-average shares outstanding-basic	142,049,112	114,049,682	65,204,960
Effect of dilutive equity instruments	6,707,480	—	—
Weighted-average shares outstanding-diluted	148,756,592	114,049,682	65,204,960
Net income (loss) per share from continuing operations attributable to Ceridian-basic	$0.55	$(0.37)	$(0.17)
Net loss per share from discontinued operations-basic	$—	$(0.23)	$(0.09)
Net income (loss) per share attributable to Ceridian-basic	$0.55	$(0.60)	$(0.26)
Net income (loss) per share from continuing operations attributable to Ceridian-diluted	$0.53	$(0.37)	$(0.17)
Net loss per share from discontinued operations-diluted	$—	$(0.23)	$(0.09)
Net income (loss) per share attributable to Ceridian-diluted	$0.53	$(0.60)	$(0.26)

The following potentially dilutive shares were excluded from the calculation of diluted net income (loss) per share because their effect would have been anti-dilutive:

	Year Ended December 31,
	2019	2018	2017
Senior convertible preferred stock	—	5,523,993	16,802,144
Junior convertible preferred stock	—	19,148,814	58,244,308
Stock options	3,307,719	14,227,487	10,201,105
RSUs	18,980	587,283	451,190